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FROM THE OFFICE OF Joy Syho
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E-MAIL jsyho@davis.ca

FILE NUMBER 50277-00001

July 31, 2009

SEC Mail Processing
Section

AUG 11 2009

Washington, DC
110

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

Dear Sirs:

Re: GGL Diamond Corp. - Exemption No. 82-1209

We are solicitors for GGL Diamond Corp. (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,
DAVIS LLP
Per:

Joy Syho
Paralegal
JSS/jss

Davis:5266519.1

Exemption No. 82-1209

July 31, 2009

GGL DIAMOND CORP.
(the "Company")

Index

1. Material filed with the British Columbia Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC") and with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in the Northwest Territories under the Business Corporations Act and regulations thereunder ("NWT")

Document Name or Information			**Documents Filed**
(a)	Incorporation Documents		
	(i)	BC	N/A
(b)	Extra-provincial Registration		
	(i)	NWT	N/A
(c)	Annual Reports		
	(i)	BC	N/A
	(ii)	NWT	July 9, 2009
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	N/A
	(ii)	NWT	N/A
(e)	Special Resolution		
	(i)	BC	N/A
	(ii)	NWT	N/A

2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

	Document Name or Information	Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	N/A
(b)	Annual Information Form (not mandatory)	N/A
(c)	Annual CEO and CFO Officer Certifications under MI 52-109	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Unaudited Financial Statements and Management's Discussion & Analysis for the 6 months ended May 31, 2009
(e)	Interim CEO and CFO Officer Certifications under NI 52-109	For the period ended May 31, 2009
(f)	News Releases	July 14, 2009 July 17, 2009
(g)	Form 51-102F3, Material Change Report	July 27, 2009
(h)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	July 2, 2009
(i)	Notice of shareholders' meeting, Proxy and Information Circular	Notice of Meeting, Management Information Circular, Proxy, Financial Statement Request Form
(j)	Form 45-106F1, Report of Exempt Distribution	N/A
(k)	Notice of Change in Year End by more than 14 Days	N/A

Document Name or Information			Documents Filed
(l)	Notice of Change in Corporate Structure		N/A
(m)	Notice of Change of Auditors		N/A
(n)	Business Acquisition Report under NI 51-102		N/A
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed		N/A
(p)	Notice of Change of Status Report		N/A
(q)	Filing of documents Affecting the Rights of Securityholders including:		
	(i)	charter documents	N/A
	(ii)	securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii)	any securityholder rights plans or similar plans	N/A
	(iv)	any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v)	copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	N/A
(r)	Prospectus		N/A
(s)	Amendment to Prospectus		N/A

Document Name or Information		Documents Filed
(t)	Takeover Bid Circular	N/A
(u)	Notice of Change or Variation to Takeover Bid Circular	N/A
(v)	Issuer Bid Circular	N/A
(w)	Notice of Change or Variation to Issuer Bid Circular	N/A
(x)	Initial Acquisition Report	N/A
(y)	Subsequent Acquisition Reports	N/A
(z)	Notice of Intention to Sell by a Control Person	N/A

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	N/A
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	N/A
(c)	Annual Information Form (not mandatory)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Unaudited Financial Statements and Management's Discussion & Analysis for the 6 months ended May 31, 2009
(e)	News Releases	July 14, 2009 July 17, 2009 July 27, 2009
(f)	Form 51-102F3, Material Change Report	
(g)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	July 2, 2009

Document Name or Information		Documents Filed
(h)	Notice of shareholders' meeting, Proxy and Information Circular	Notice of Meeting, Management Information Circular, Proxy, Financial Statement Request Form
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A
(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover Bid Circular	N/A
(m)	Issuer Bid Circular	N/A
(n)	Notice of Change or Variation to Issuer Bid Circular	N/A
(o)	Initial Acquisition Report	N/A
(p)	Subsequent Acquisition Reports	N/A
(q)	Notice of Intention to Sell by a Control Person	N/A
(r)	Notice of Dividends	N/A

Document Name or Information			Documents Filed
(s)	Exchange Bulletins announcing certain transactions:		
	(i)	Promotional Investor Relations and Market-Making Activities	N/A
	(ii)	Dividend/Distribution Declaration	N/A
	(iii)	Private Placement	N/A
	(iv)	Warrant Amendments	N/A
	(v)	Shares for Debt	N/A
	(vi)	Short Form Offering	N/A
	(vii)	Acquisitions/Dispositions	N/A
	(viii)	Notice of Intention to Make a Normal Course Issuer Bid	N/A
	(ix)	Name Change without Consolidation or Split	N/A
	(x)	Name Change and Consolidation/Split	N/A
(t)	Listing Application		N/A

4. Materials distributed to security holders as required by the Business Corporations Act (BC) and regulations thereunder, the Securities Act (British Columbia) and the Securities Act (Alberta) and regulations thereunder, NI 54-101 and the rules and policies of the Exchange

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	N/A
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	Notice of Meeting, Management Information Circular, Proxy, Financial Statement Request Form

Document Name or Information		Documents Filed
(d)	Prospectus	N/A
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A
(g)	Notice of Change or Variation to Issuer Bid Circular	N/A

Exemption No. 82-1209

Northwest Territories

FORM 27
BUSINESS CORPORATIONS ACT
ANNUAL RETURN
EXTRA-TERRITORIAL CORPORATION

FORMULE 27
LOI SUR LES SOCIÉTÉS PAR ACTIONS
RAPPORT ANNUEL D'UNE SOCIÉTÉ EXTRATERRITORIALE

FILED – DÉPÔT

No.: ET5068

Date: July 9/09

J. Ron

DEPUTY/REGISTRAR OF CORPORATIONS
REGISTRAIRE OU REGISTRAIRE ADJOINT DES SOCIÉTÉS

1) Name of corporation / Dénomination sociale de la société

GGL Diamond Corp.

2) This return contains information current to and including / Le présent rapport contient les renseignements les plus récents en date du

MONTH AND DAY OF INCORPORATION OR AMALGAMATION / MOTS ET JOUR DE CONSTITUTION OU DE FUSION

MM	DD / J
05	25

THE YEAR FOR WHICH THIS RETURN IS APPLICABLE / ANNÉE APPLICABLE AU RAPPORT

YYYY/ANNÉE
2009

3) Is the address of the registered office and the post office box designated as the address for service by mail, if any, the same as shown on the last notice filed with the Registrar of Corporations? / Les adresse du bureau enregistré et de la boîte postale aux fins de signification par courrier sont-elles les mêmes que celles qui figurent sur le dernier avis de désignation déposé auprès du registraire des sociétés?

YES ☑ OUI
NO ☐ NON

4) Is the current postal and street address of the head office the same as the postal and street address shown on the last notice filed with the Registrar of Corporations? / L'adresse actuelle du siège social est-elle la même que celle qui figure sur le dernier avis de désignation déposé auprès du registraire des sociétés?

YES ☑ OUI
NO ☐ NON

5) Are the current charter and regulations of the corporation the same as the charter and regulations that have been filed with the Registrar of Corporations? / La charte et les règlements de la société sont-ils les mêmes que ceux qui ont été déposé aupès du registraire des sociétés?

YES ☑ OUI
NO ☐ NON

6) Are the current directors of the corporation the same as the directors shown on the last notice filed with the Registrar of Corporations? / Les administrateurs actuels de la société sont-ils les mêmes que ceux qui figurent sur le dernier avis de désignation déposé auprès du registraire des sociétés ?

YES ☑ OUI
NO ☐ NON

IF THE ANSWER TO ANY OF THE ABOVE QUESTIONS IS "NO", THIS RETURN MUST BE ACCOMPANIED BY ALL NOTICES NECESSARY TO BRING THE RECORDS OF THE REGISTRAR UP TO DATE.

SI VOUS AVEZ RÉPONDU «NON» À L'UNE DES QUESTIONS CI-DESSUS, LE PRÉSENT RAPPORT DOIT ÊTRE ACCOMPAGNÉ DE TOUS LES AVIS DE DÉSIGNATION NÉCESSAIRES AFIN DE METTRE À JOUR LES REGISTRES DU REGISTRAIRE.

Date	Signature	Title (Director, Officer or Solicitor) Titre (Administateur, dirigeant ou avocat)
2009/06/17	[signature]	President

Exemption No. 82-1209

GGL DIAMOND CORP.

CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2009

(UNAUDITED)

NOTICE: The Company's auditors have not reviewed the attached Interim Consolidated Financial Statements for the period ended May 31, 2009.

GGL DIAMOND CORP.

Consolidated Balance Sheets as at
(Unaudited)

		May 31, 2009		November 30, 2008 (Audited)
ASSETS				
Current				
Cash	$	188,731	$	332,665
Amounts receivable		14,595		128,665
Prepaid expenses		12,280		21,762
		215,606		483,092
Unproven mineral interests (Note 3)		18,238,127		19,954,322
Property and equipment		224,487		424,362
	$	18,678,220	$	20,861,776
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	339,680	$	699,933
Commitments (Note 9)				
SHAREHOLDERS'E QUITY				
Share capital (Note 4)		35,211,782		35,211,782
Contributed surplus (Note 6)		3,851,511		3,822,571
Deficit		(20,724,753)		(18,872,510)
		18,338,540		20,161,843
	$	18,678,220	$	20,861,776

Subsequent events (Note 11)

On behalf of the Board:

"Raymond A. Hrkac"
Raymond A. Hrkac, Director

"Nick DeMare"
Nick DeMare, Director

GGL DIAMOND CORP.

Consolidated Statements of Operations and Deficit
(Unaudited)

	For the three months ended May 31, 2009	For the three months ended May 31, 2008	For the six months ended May 31, 2009	For the six months ended May 31, 2008
Expenses				
Amortization	$ 528	$ 710	$ 1,053	$ 1,316
Consulting fees	19,678	76,102	33,741	173,361
Corporate relations	-	2,822	-	5,377
General exploration costs	34,728	36,297	(3,491)	90,790
Legal and audit	2,039	14,195	4,826	30,314
Licences, taxes, insurance and fees	(277)	1,841	8,494	15,978
Office services and expenses	43,909	52,885	89,507	110,585
Shareholders' meetings and reports	1,035	15,391	1,760	18,316
Stock-based compensation	28,940	690,425	28,940	697,829
Travel	-	1,352	-	3,448
Operating loss	(130,580)	(892,020)	(164,830)	(1,147,314)
Other income (loss)				
Foreign exchange loss	(218)	(585)	(378)	(655)
Gain on sale of property and equipment	-	-	230,368	-
Interest income	645	21,144	729	53,427
Other tax expense	-	(37,719)	-	(55,000)
Write off of property and equipment	-	-	-	(3,828)
Write off of exploration and unproven mineral interests	(1,524,323)	(558,417)	(1,918,132)	(558,417)
	(1,523,896)	(575,577)	(1,687,413)	(564,473)
Net loss before taxes	(1,654,476)	(1,467,597)	(1,852,243)	(1,711,787)
Future income tax recovery	-	4,152	-	863,363
Net loss for the period	(1,654,476)	(1,463,445)	(1,852,243)	(848,424)
Deficit, beginning of period	(19,070,277)	(17,592,578)	(18,872,510)	(18,207,599)
Deficit, end of period	$ (20,724,753)	$ (19,056,023)	$ (20,724,753)	$ (19,056,023)
Loss per share - basic and diluted	$ (0.011)	$ (0.011)	$ (0.013)	$ (0.006)
Weighted average number of common shares outstanding - basic and diluted	144,607,025	139,447,668	144,607,025	137,519,448

Please see the notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statements of Cash Flows
For the three months ended
(Unaudited)

	May 31, 2009	May 31, 2008
Cash flows used in operating activities		
Loss for the period	$ (1,654,476)	$ (1,463,445)
Adjustment for items not involving cash:		
- amortization of property and equipment	528	710
- amortization of exploration property and equipment	12,021	11,162
- future income tax recovery	-	(4,152)
- stock-based compensation	28,940	690,425
- write off of exploration and unproven mineral interests	1,524,323	558,417
	(88,664)	(206,883)
Change in non-cash working capital items:		
- amounts receivable	74,220	(71,187)
- prepaid expenses	4,355	(2,271)
- accounts payable and accrued liabilities	(78,138)	44,603
	(88,227)	(235,738)
Cash flows from financing activities		
Shares issued for cash	-	27,500
Share issuance costs	-	(3,414)
Principal reduction of mortgage loan	-	(4,594)
	-	19,492
Cash flows used in investing activities		
Additions to deferred exploration costs	(101,095)	(1,465,034)
Purchase of property and equipment	-	(12,127)
	(101,095)	(1,477,161)
Decrease in cash and cash equivalents	(189,322)	(1,693,407)
Cash and cash equivalents, beginning of period	378,053	3,125,091
Cash and cash equivalents, end of period	$ 188,731	$ 1,431,684

Please see the notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statement of Cash Flows
For the six months ended
(Unaudited)

	May 31, 2009	May 31, 2008
Cash flows used in operating activities		
Loss for the period	$ (1,852,243)	$ (848,424)
Adjustment for items not involving cash:		
- amortization of property and equipment	1,053	1,316
- amortization of exploration property and equipment	24,091	27,344
- future income tax recovery	-	(863,363)
- gain on sale of property and equipment	(230,368)	-
- stock-based compensation	28,940	697,829
- write off of property and equipment	-	3,828
- write off of exploration and unproven mineral interests	1,918,132	558,417
	(110,395)	(423,053)
Change in non-cash working capital items:		
- amounts receivable	114,070	(104,282)
- prepaid expenses	9,482	(669,569)
- accounts payable and accrued liabilities	(675,082)	127,951
	(661,925)	(1,068,953)
Cash flows from financing activities		
Shares issued for cash	-	80,250
Shares issued for cash – flow-through shares	-	4,014,500
Share issuance costs	-	(288,557)
Principal reduction of mortgage loan	-	(8,466)
	-	3,797,727
Cash flows used in investing activities		
Acquisition of unproven mineral interests	-	(66,429)
Additions to deferred exploration costs	87,891	(1,963,686)
Option payment received	25,000	-
Proceeds from sale of property and equipment	405,100	-
Purchase of property and equipment	-	(12,123)
	517,991	(2,042,238)
(Decrease) increase in cash and cash equivalents	(143,934)	686,536
Cash and cash equivalents, beginning of period	332,665	745,148
Cash and cash equivalents, end of period	$ 188,731	$ 1,431,684

Please see the notes accompanying these financial statements.

These notes should be read in conjunction with the Audited Consolidated Financial Statements for the year ended November 30, 2008.

1. Nature and Continuance of Operations

The Company is in the exploration stage and, on the basiso f information to date, does not yet have economically recoverable reserves. The underlying value of the mineral properties and related deferred costs is entirely dependent upon the existence of such reserves, the ability of the Company to obtain the necessary financing to develop the reserves and upon future profitable production. At May 31, 2009, the Company has a working capital deficiency of $124,074 and a deficit of $20,724,723.

The Company intendst o continue its exploration programs. The Company's ability to continue its exploration programs is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is actively pursuing such additional sources of financing.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") applicable toa going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values shown in the consolidated financial statements should the Company be unable to continue as a going concern. The ability of the Company to settle its liabilities as they come due and to fund ongoing operations is dependent upon the ability of the Company to obtain additional funding from equity financing. Failure to continue as a going concern would require restatement of assets and liabilities on a liquidation basis, which could differ materially from the going concern basis.

2. Adoption of New Accounting Policies

Current Changes in Accounting Policies

(a) Goodwill and Intangible Assets, Section 3064

The CICA issued the new Handbook section 3064, "Goodwill and Intangible Assets", which will replace section 3062, "Goodwill and Intangible Assets". The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also providesg uidance for thet reatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008.

(b) Going Concern – Amendments of Section 1400

CICA 1400, General Standards of Financial Statements Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

2. **Adoption of New Accounting Policies,** continued

Future Changes in Accounting Policies

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantlya ffect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS overa n expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companiest o use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of December 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended November 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3. **Unproven Mineral Interests**

	Balance November 30, 2008	2009 Mineral interests additions	2009 Exploration cost additions	2009 Written off	Balance May 31, 2009
Doyle Lake	$ 3,491,801	$ -	$ 20,674	$ (1,344,203)	$ 2,168,272
Fishback Lake	1,226,657	-	4,948	(402,375)	829,230
CH	7,734,437	-	(30,819)*	-	7,703,618
Providence Greenstone Belt	4,735,107	-	155,819	(171,555)	4,719,371
McConnell Creek	2,766,320	-	51,316	-	2,817,636
	$ 19,954,322	**$ -**	**$ 201,938**	**$ (1,918,133)**	**$ 18,238,127**

* See Note 3(b)

	Balance November 30, 2008	2009 Additions	2009 Written off	Balance May 31, 2009
Unproven mineral interests	$ 631,254	$ -	$ (74,379)	$ 556,875
Deferred exploration costs	19,323,068	201,938	(1,843,754)	17,681,252
	$ 19,954,322	**$2 01,938**	**$ (1,918,133)**	**$ 18,238,127**

3. Unproven Mineral Interests, continued

Exploration costs incurred during the six months ended:

	May 31, 2009	May 31, 2008
Chartered aircraft	$ -	$ 205,333
Sampling	445	87,745
Land use permits and reclamation bonds	-	76,400
Licences, recording fees and lease payments	31,122	81,786
Project supplies	4,500	220,264
Salaries and wages	24,073	122,663
Surveying	6,500	919,026
Technical and professional services	154,620	223,903
Transportation	5,678	30,613
	$ 226,938	**$ 1,967,733**

(a) Doyle Lake, Northwest Territories, Canada

(i) Under the De Beers Agreement ("the Agreement") dated May 25, 1995, De Beers has earned a 60% interest in the Doyle Lake Properties, which consist of 5 claims and 3 fractional claims (12,972 acres);

(ii) the Company has 11 mining leases (25,579 acres) in the Northwest Territories from Mountain Province DiamondsI nc., Camphor VenturesI nc., and De Beers Canada Inc.,s ubject to Royalty Agreements which total 1.5% of net returns (gross revenues less permissible deductions); and

(iii) in addition, the Company holds 17 claims (16,206 acres) (Nov. 30, 2008 - 36 claims; 39,726 acres) in the Doyle Lake area that are not subject to the Agreement. 16 oft hese claims are leases. During the period, 19 (23,520 acres) mining leases were allowed to lapse and the related costs of $1,344,203 were written off. The relinquished leases do not include the Doyle diamond-bearing kimberlite sill which is 100% owned by the Company.

(b) CH, NorthwestT erritories, Canada

The Company signed an exploration and option agreement on 73 of its 121 CH claims in the Northwest Territories. Kennecott Canada Exploration Inc. must make payments totalling $1,000,000 and incur cumulative expenditures of $10,000,000 in order to earn a 100% interest, subject to a gross overriding royalty of1 .5% oft he appraised value ofa ll gem and industrial diamondsr ecovered, sorted and graded from the property and a 1.5% net smelter returns royalty on the net value ofa ll ores, minerals, metals and materials except diamonds, mined and removed from the property and sold ord eemed to have been sold. The payments and bothr oyalties are payable to the Company. The Company has received the first payment of $25,000.

3. Unproven Mineral Interests, continued

(c) Fishback Lake, Northwest Territories, Canada

The Company owns 7 claims (13,301 acres) (Nov. 30, 2008 - 15 claims; 29,561 acres) in the Fishback Lake area. One of these claims is a mining lease. During the period, 8 claims (16,260 acres) were allowed to lapse and the related costs of $402,375 were written off.

(d) Providence Greenstone Belt, Northwest Territories, Canada.

The Company owns1 33 claims(293,152 acres) (Nov. 30, 2008 - 152 claims; 332,509 acres) in the Providence Greenstone Belt area of the Northwest Territories. These claims lie within an extensive belt of rocks previously identified by a mapping project funded by the Geological Survey of Canada and reported as having the potential for hosting magmatic nickel mineralization. During the period, 19 claims (39,357 acres) were allowed to lapse and the related costs of $171,555 were written off.

(e) General exploration, Northwest Territories, Canada

The Company signed a non-exclusive licence agreement for the use of its Slave Geological Province data set for diamond exploration for $100,000 and will provide 500 hours of technical support at a price of $50,000 prepaid. As at May 31, 2009, $45,150 of the accounts payable and accrued liabilities represents 451.50 hours remaining of technical support.

4. Share Capital

(a) Authorized: unlimited common shares without par value.

(b) 144,607,025 common shares issued (no changes during the period).

(c) 1,065,000 stock options expired unexercised (see Note 5).

(d) At May 31, 2009, the Company had the following share purchase warrants outstanding:

Number of warrants	Exercise Price	Expiry Date
2,855,000	$0.30/$0.40	Aug. 13, 2010
20,000	$0.30/$0.40	Aug. 18, 2010
2,875,000		

4. Share Capital, continued

Changes in warrants during the period ended May 31, 2009 are as follows:

	Number of warrants	Weighted average exercise price
Outstanding, beginning of period	5,605,000	$0.24
Expired	(2,730,000)	$0.18
Outstanding, end of period	2,875,000	$0.30

5. Stock Options

The Company has a 10% rolling Stock Option Plan whereby the Company may grant stock options to purchase up to 10% of the issued capital of the Company at the time of the grant of any option. Under the policies oft he TSX Venture Exchange, options granted undert he 10% rolling plan will not be required to include the mandatory vesting provisionsr equired by the Exchange for fixed number stock option plans, except for stock options granted toi nvestor relations consultants which vest over one year. Under the 10% rolling plan, the number of shares available for grant increases as the issued capital of the Company increases.

During the period ended May 31, 2009:

(a) 1,065,000 options expired unexercised;

(b) 830,000 stock options granted May 1, 2007 at an exercise price of $0.63 were repriced to $0.10 per share;

(c) 725,000 stock options granted July 31, 2007 ata n exercise price of $0.56 were repriced to $0.10 per share; and

(d) 62,500 stock options granted May 1, 2008 at an exercise price of $0.20 were repriced to $0.10 per share.

	Shares	Weighted Average Exercise Price
Options outstanding as at Nov. 30, 2008	11,023,333	$0.35
Expired	(1,065,000)	$0.41
Options outstanding as at May 31, 2009	**9,958,333**	**$0.27**
2009 options exercisable	9,958,333	$0.27
2008 options exercisable	11,048,333	$0.35

5. Stock Options, continued

	2009	2008
Weighted average remaining contractual life	3.19 years	3.87 years
Weighted average fair value of options granted during the period	N/A	$0.19

Stock options outstanding at May 31, 2009 are as follows:

Security	Number	Exercise Price	Expiry Date
Options	300,000	$0.20	May 12, 2010
Options	50,000	$0.20	June 7, 2010
Options	210,000	$0.20	July 8, 2010
Options	25,000	$0.20	October 28, 2010
Options	775,000	$0.20	March 23, 2011
Options	495,000	$0.26	May 12, 2011
Options	60,833	$0.20	Aug. 15, 2011
Options	100,000	$0.63	May 1, 2012
Options	830,000	$0.10	May 1, 2012
Options	2,150,000	$0.56	July 31, 2012
Options	725,000	$0.10	July 31, 2012
Options	62,500	$0.10	May 1, 2013
Options	700,000	$0.20	May 1, 2013
Options	3,450,000	$0.20	May 23, 2013
Options	25,000	$0.20	July 31, 2013
Total	**9,958,333**		

6. Contributed Surplus

Contributed surplus for May 31, 2009 and 2008 is comprised of:

	2009	**2008**
Balance, beginning of the period	**$ 3,822,571**	**$ 3,125,977**
Stock-based compensation on stock options	-	697,829
Stock-based compensation on repriced options	28,940	-
Stock options exercised	-	(6,500)
Balance, May 31,	**$ 3,851,511**	**$ 3,817,306**

7. Related Party Transactions

During the six months ended May 31, 2009, the Company was billed $31,641 (May 31, 2008 – $53,821) by one directorf orc onsulting fees and $43,359 (May 31, 2008 - $16,179) for technical and professional services. As at May 31, 2009, $141,260 was included in accounts payable for services rendered in 2008 to May 31, 2009 (May 31, 2008 - $45,117).

8. Segmented Information

The Company is involved in mineral exploration and development activities, which are conducted in Canada. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of the six months ended May 31, 2009 and 2008.

9. Commitments

In 2006, the Company entered into a three year operating lease agreement with respect to its office premises and acquired additional office space for three years. Both leases end June 30, 2009 and the minimum payment required under the agreement for 2009 is $39,722. The Company has not renewed its lease and is paying rento n a month to month basis.

10. Comparative Figures

Certain 2008 figures have been reclassified to conform to the presentation used in the current period.

11. Subsequent Events

Subsequent to May 31, 2009, the Company announced in a press release dated July 17, 2009 that the Company intends to raise up to $1,400,000 by way ofa non-brokered private placement. A combination of flow-through units at a price of $0.08 per unit and non-flow-through unitsa t a price of $0.06 per unit will be sold. Each flow-through unit will consist of one flow-through common share and one half of one non-transferable non flow-through warrant. Each whole warrant will entitle the holdert o purchase one non flow-through common share for one year from the closing date at $0.10 per share.

Each non flow-through unit will consist of one non flow-through common share and one half of one non-transferable common share purchase warrant. Each whole warrant will entitle the holder to purchase one non flow-through common share for three years from the closing date at $0.10 per share in the first year, $0.20 per share in the second year and $0.30 per share in the third year.

If the common shares trade on the TSX Venture Exchange at a closing price greater than $0.50 pers hare fort wenty consecutive trading days at any time after four months and one day from the closing date, theC ompany may accelerate the expiry of the warrants by giving notice to the holders thereof, and in such case the warrants will expire on the 30th day after the date on which such notice is given. The Company may pay a finders fee to eligible finders of purchasers of units. Such fees will be paid in non flow-through common shares.

Exemption No. 82-1209

GGL DIAMOND CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS

May 31, 2009

GGL DIAMOND CORP.

Management's Discussion and Analysis

FOR THE SIX MONTHS ENDED MAY 31, 2009; INFORMATION AS OF JULY 27, 2009 UNLESS OTHERWISE STATED

The following discussion of the results of operations and financial condition of the Company fort he second quartere nded May 31, 2009 should be read in conjunction with the consolidated financial statements for the periods ended May 31 and February 28, 2009,a nd the year ended November 30, 2008. The information reported here includes events taking place subsequent to the end of the second quarter, up to and including July 27, 2009.

GOLD PROPERTIES – PROVIDENCE GREENSTONE BELT

Following regulatory approval of the assessment work from the 2008 exploration season, GGL will have secured tenure on its key mineral claims on the Providence Greenstone Belt (PGB)p roperty for up to an additional eight years. The PGB property, located approximately 250 kilometers north of Yellowknife, covers more than 389,000 acres and includes 180 mineral claims (including the Zip, Winterlake North and South, BP and GM claims) which are 100%-owned BY GGL.

Exploration work to date has confirmed and enhanced the potential for magmatic nickel deposits associated with komatiitesa nd hasa lso established that the PGB, in common with many greenstone belts, hast he potential for VMS (copper, zinc, lead, silver and gold)d eposits and for gold deposits associated with both iron formation and major structural shear zones.

Several new gold discoveries have been located on the PGB property. The gold values associated with one showing have assayed up to 42.7 gpt Au (1.25 oz/ton). Another has returned gold values up to 27.8 gpt Au (0.81 oz/ton).

Based on the recommendationso f Aurora GeosciencesL td. of Yellowknife, which wase ngaged to evaluate the PGB property, GGL has developed a two-year exploration program focused on these gold prospects and is now seeking the necessary financing.

GOLD PROPERTIES – MCCONNELL CREEK

GGL has submitted an Assessment Report which advances by ten years its claims on the McConnell Creek property in northern British Columbia. The property hask nown high-grade copper showings and several gold-bearing shear zones

DIAMOND PROPERTIES

Under the direction of Kennecott, GGL has contracted Aurora Geosciences Ltd. to conduct a gravity survey on lake and land-based targets on the Shoe 4 mineral claim, 45 kilometers west of the Diavik Diamond Mine, which hosts the potential for a cluster of diamondiferous kimberlites.

Due to an unusually late spring thaw a crew was not able to mobilize into the property until early June and was able to complete only a portion of the gravity survey due to inclement weather. The remainder of the geophysical program will be completed prior to the end of summer.

Limited Operating History: Losses

The Company has experienced, on a consolidated basis, losses in all years of its operations. There can be no assurance that the Company will operate profitably in the future, ifa t all. As at May 31, 2009, the Company's deficitw as $20,724,753.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. From Dec. 1, 2008 to May 31, 2009 the closing price of the Company's shares was between $0.02 and $0.09 (Dec. 1, 2007 to May 31, 2008 $0.175 to $0.27). There can be no assurance that continual fluctuations in price will not occur.

Shares Reserved for Future Issuance: Dilution

As at May 31, 2009, there were 9,958,333 stock options and 2,875,000 warrants outstanding pursuant to which shares may be issued in the future, all ofw hich will result in further dilution to the Company's shareholders and pose a dilutive risk to potential investors. Please see Subsequent Events section for updated share data and breakdown by expiry date.

Stock Option Plan

The Company has a 10% rolling Stock Option Plan whereby the Company may grant stock options to purchase up to 10% of the issued capital of the Company at the time of the grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants. Under the 10% rolling plan, the number ofs hares available for grant increases as the issued capital of the Company increases.

During the period ended May 31, 2009, the Company's Board of Directors approved and repriced 1,617,500 stock options granted May 1, 2007, July 31, 2007 and May 1, 2008 to the employees and consultants to $0.10 per common share. See Note 5 oft he Consolidated Financial Statements for May 31, 2009. During the period the Company recorded $28,940 of stock based compensation expense for the repricing of stock options.

Corporate Governance

The Company has a Corporate Disclosure Policy, an Insider Trading Policy and a Whistle Blower Policy. To view a copy of these policies, please go to www.ggldiamond.ca.

Overall performance/results of operations

As at May 31, 2009, the Company had incurred exploration costs on mineral properties of $226,938 (sampling $445; licences, recording fees and lease payments $31,122; salaries and wages $24,073; technical and professional services $154,620; transportation $5,678; surveying $6,500; and project supplies of $4,500). Exploration costs for the period ended May 31, 2009 are less than the same period in 2008 by $1,740,795 a decrease of8 8.5%. Exploration costs were higher in 2008 than 2009 for all categories of expenditures. Due to current market conditions, the Company was unable to secure financing during the period tof und further exploration costs.

On a per project basis, the Company spent the $226,938 of exploration costsa s follows: $(5,819) on the CH project, $20,674 on the Doyle Lake project, $51,316 on the McConnell Creek, $4,948 on the Fishback Lake Property and $155,819 on the Providence Greenstone Belt. The CH project costs are net of the $25,000 received from Kennecott Canada Exploration Inc. on signing of an exploration and option agreement on 73 of the CH claims. Please see note (d) under Acquisition and Disposition of Resource Properties and Write offs.

The Company reported a net loss of $1,852,243 for the period ended May 31, 2009 compared to a net loss of $848,424 for the period ended May 31, 2008. General administration and exploration expenses for the period ended May 31, 2009 were $164,830 compared to $1,147,314 for the period ended May 31, 2008 (a decrease of

85.7% from 2008 to 2009). The expenses would have been $100,000 higher if the Company had not signed a non-exclusive licence agreement for the use of its Slave Geological Province data set for diamond exploration.

The decrease in expenses wasp rimarily due to an overall decrease in all categories in order to preserve capital: office services and expenses (2009-$89,507; 2008-$110,585); consulting fees (2009-$33,741; 2008-$173,361); licences, taxes, insurance and fees(2009-$8,494; 2008-$15,978); legal and audit (2009-$4,826; 2008-$30,314); stock based compensation (2009-$28,940; 2008-$697,829) and shareholders' meetings and reports (2009- $1,760; 2008-$18,316). In 2008 there were higher consulting fees due to more time spent by management on corporate matters, a financial and advisory contract and payments to the Vice President of Administration. Licences, taxes, insurance and fees decreased in 2009 due to a partial refund of the insurance on the Yellowknife house and a decrease in the TSX Venture Annual Sustaining fee which is based on the closing price of the Company's shares at December 31 (2009 $0.03; 2008-$0.175). Stock based compensation decreased since no stock options were granted during the period and only the repricing of stock optionso ccurred. Shareholders' meetings and reports decreased in 2009 due to a change in the annual general meeting date being in August 2009 this year instead of May as in the priory ear(the costs will be incurred in the next period). Legal and audit costs were lower during the period also due to the change in the annual general meeting date from Mayt o August 2009. General exploration costs were negative during the period ended May 31, 2009 due to the receipt of$ 100,000 for a non-exclusive licence agreement to use the Company's Slave Geological Province data set for diamond exploration.

For the period ended May 31 2009, the Company had a gain on the sale ofp roperty and equipment of $230,368 and $729 of interest income. The Company sold its Yellowknife House and some equipment for gross proceeds of $405,100. For the period ended May 31, 2008, the Company earned $53,427 of interest income. The Company does not have any revenues.

Acquisition and Disposition of Resource Properties and Write offs

During the period ended May 31, 2009:

(a) 19 Doyle (23,520 acres) mining leases were allowed to lapse and the related costs of $1,344,203 were written off. These are separate from the Doyle Lake Properties which are under the De Beers Agreement dated May 25, 1995 and the mining leases acquired in 2005 from Mountain Province Diamonds Inc., Camphor Ventures Inc., and De Beers Canada Inc. The relinquished leases do not include the Doyle diamond-bearing kimberlite sill which is 100% owned by the Company.

(b) 8 Fishback Lake claims (16,260 acres) were allowed to lapse and the related costs of $402,375 were written off.

(c) 19 Providence Greenstone Belt claims (39,357 acres) were allowed to lapse and the related costs of $171,555 were written off.

(d) the Company signed an exploration and option agreement on 73 of its CH claims in the Northwest Territories. Kennecott Canada Exploration Inc. must make payments totalling $1,000,000 and incur cumulative expenditures of $10,000,000 in order to earn a 100% interest, subject to a gross overriding royalty of 1.5% of the appraised value of all gem and industrial diamonds recovered, sorted and graded from the property and a 1.5% net smelter returns royalty on the net value of all ores, minerals, metals and materials except diamonds, mined and removed from the property and sold or deemed to have been sold. The payments and both royalties are payable to the Company. The Company hasr eceived $25,000 to date.

Related Party Transactions

During the six months ended May 31, 2009, the Company was billed $31,641 (May 31, 2008 – $53,821) by one directorf orc onsulting fees and $43,359 (May 31, 2008 -$ 16,179) fort echnical and professional services. As at May 31, 2009, $141,260 was included in accounts payable fors ervices rendered in 2008 to May 31, 2009 (May 31, 2008 - $45,117).

Commitments

In 2006, the Company entered into a three year operating lease agreement with respect to its office premises and acquired additional office spacef or three years. Both leases end June3 0, 2009 and the minimum payment required undert he agreement for 2009 is $39,722. The Company has not renewed its lease and is paying rent on a month to month basis.

Management of Capital

The Company's objectivesw hen managing capital are to safeguard its ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

In the management ofc apital, the Company includes the components of shareholders'e quity as well as cash and cash equivalents.

The Company manages the capital structure and makes adjustments toi t in light of changes in economic conditions and the risk characteristicso f the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose ofa ssets or adjust the amount of cash and cash equivalents.

In order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company's common shares are listed on the TSX Venture Exchange ("TSX-V"). The TSX-V's policies impose certain minimum capital requirements upon the Company. Due to current market conditions, the TSX-V is granting temporary relief from certain policy requirements on a case by case basis to listed issuers which are facing conditions of immediate or imminent financial hardship. The temporary relief period will expire September 30, 2009. The Company applied to the TSX-V and received temporary relief from the minimum six month working capital requirement.

Critical Accounting Policies

New accounting policies were introduced in 2009.

Adoption of New Accounting Policies

Current Changes in Accounting Policies

(a) Goodwill and Intangible Assets, Section 3064

The CICA issued the new Handbook section 3064, "Goodwill and Intangible Assets", which will replace section 3062, "Goodwill and Intangible Assets". The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costsa nd requirest hat these costs be expensed as incurred. The new standard applies to annual and interim financials tatements relating to fiscal years beginning on or after October 1, 2008.

(b) Going Concern – Amendments of Section 1400

CICA 1400, General Standards of Financial Statements Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal yearsb eginning on or after January 1, 2008.

Future Changes in Accounting Policies

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financials tatements relating to fiscal years beginning on or afterJ anuary 1, 2011. The transition date of December 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended November 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Summary of Quarterly Information

The following table sets forth a comparison of revenues and earnings for the previous eight quarters ending with May 31, 2009. Financial information is prepared according to GAAP and is reported in Canadian $.

Quarter Ended:	May 31, 2009 ($)	February 28, 2009 ($)	November 30, 2008 ($)	August 31, 2008 ($)	May 31, 2008 ($)	February 29, 2008 ($)	November 30, 2007 ($)	August 31, 2007 ($)
TotalR evenues[1]	645	230,452	14,681	8,440	21,144	32,283	23,805	15,893
Net Income (Loss)[2]	(1,654,476)	(197,767)	(176,302)	359,815	(1,463,445)	615,021	(374,273)	(1,923,243)
Net income (loss) per share[2]	(0.011)	(0.001)	(0.000)	0.003	(0.011)	0.005	(0.003)	(0.016)

Note:

(1) The Company does not have any revenues, it earns interest income and has gains (losses) from the sale of property and equipment.
(2) Income (loss) before discontinued operations and extraordinary items is the same as Net Income (Loss) as there are no discontinued operations or extraordinary items in 2009, 2008 or 2007. Fully diluted earnings (loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

During the year, management decides which propertiesw ill be retained and which propertiesw ill be abandoned based on results from work performed during the field season and the analysis ofs ample assays. Properties that will be abandoned are written off when management makes its decision to cease any further work (usually in the third and fourth quarters) which will increase the NetL oss.

Liquidity and Capital Resources

The Company does not have operating revenues and must finance its exploration activity by raising funds through joint ventures or equity financing. The exploration and subsequent development of the Company's propertiesd epend on the Company'sa bility to obtain required financing. There isn o assurance that additional funding will be available to allow the Company to fully explore its existing properties. The Company requires sufficient funds to complete further exploration work (see Management of Capital). Failure to obtain financing could result in delays or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in certain properties.

The Company isd ependent on raising funds by the issuance of shares or disposing of interests in itsu nproven mineral interests (by options, joint ventures or outright sales) in order to finance further acquisitions, undertake exploration and development of mineral interests and meet general and administrative expenses in the immediate and long term. There can be no assurance that the Company will be successful in raising its required financing.

The Company's financial performance is dependent on many external factors. The Company expectst hat any revenues it may earn from its operations in the future will be from the sale of minerals. Both prices and markets for metals and minerals are cyclical, difficult to predict, volatile, subject to government price fixing and controls and respond to changes in domestic and international, political, social and economic environments. In addition, the availability and cost of funds for exploration, development and production costs are difficult to predict. These changes in events could materially affect the financial performance of the Company.

The Company had a working capital deficiency at May 31, 2009, of$ 124,074 compared with a working capital deficiency of $216,841 as at November 30, 2008. The working capital deficiency would have been greateri f the Company had not sold its Yellowknife House at the end of January 2009 for $405,000 and signed a non-exclusive licence agreement for the use of its Slave Geological Province data set for diamond exploration for $100,000.

The Company's current liabilities exceeded its current assets at period end due to the lack of financing available during the period. The Company has no material income from operations and any improvement in working capital results primarily from the issuance of share capital.

For the six months ended May 31, 2009, the Company recorded negative cash flow of $110,395 (2008 - $423,053) (before allowing for changes in non-cash operating working capital balances) from operating activities. Changesi n operating activities resulted primarily from decreasesi n administration costs such as office services and expenses, licences, taxes and insurance, shareholders' meetingsa nd reports, legal and audit and consulting fees. (See Overall performance/results of operations for further information.)

The Company's cash position as at May 31, 2009 was $188,731 (November 30, 2008 - $332,665). The decrease in cash position compared to November 30, 2008 was due principally to the lack of financing during the period.

During the period ended May 31, 2009, the Company has the following share purchase warrants outstanding:

Number of warrants	Exercise Price	Expiry Date
2,855,000	$0.30/$0.40	Aug. 13, 2010
20,000	$0.30/$0.40	Aug. 18, 2010
2,875,000		

See Note 4 of the Consolidated Financial Statements for May 31, 2009.

Subsequent Events

Subsequent to May 31, 2009, the Company announced in a press release dated July 17, 2009 that the Company intendst o raise up to $1,400,000 by way of a non-brokered private placement. A combination of flow-through units at a price of $0.08 peru nit and non-flow-through units at a price of $0.06 per unit will be sold. Each flow-through unit will consist of one flow-through common share and one half of one non-transferable non flow-through warrant. Each whole warrant will entitle the holdert o purchase one non flow-through common share for one year from the closing date at $0.10 per share.

Each non flow-through unit will consist of one non flow-through common share and one half of one non-transferable common share purchase warrant. Each whole warrant will entitle the holder to purchase one non

flow-through common share for three years from the closing date at $0.10 per share in the first year, $0.20 per share in the second year and $0.30 per share in the third year.

If the common shares trade on the TSX Venture Exchange at a closing price greater than $0.50 per share for twenty consecutive trading daysa t any time after four months and one day from the closing date, the Company may accelerate the expiry of the warrants by giving notice to the holders thereof, and in such case the warrants will expire on the 30th day after the date on which such notice is given. The Company may pay a finders fee to eligible finders of purchasers of units. Such fees will be paid in non flow-through common shares.

Outstanding Share data as at July 27, 2009:

(a) Authorized and issued share capital:

Class	Par Value	Authorized	Issued Number
Common	No par value	Unlimited	144,607,025

(b) Summary of options outstanding:

Security	Number	Exercise Price	Expiry Date
Options	300,000	$0.20	May 12, 2010
Options	50,000	$0.20	June 7, 2010
Options	210,000	$0.20	July 8, 2010
Options	25,000	$0.20	October 28, 2010
Options	775,000	$0.20	March 23, 2011
Options	495,000	$0.26	May 12, 2011
Options	60,833	$0.20	Aug. 15, 2011
Options	100,000	$0.63	May 1, 2012
Options	830,000	$0.10	May 1, 2012
Options	2,150,000	$0.56	July 31, 2012
Options	725,000	$0.10	July 31, 2012
Options	62,500	$0.10	May 1, 2013
Options	700,000	$0.20	May 1, 2013
Options	3,450,000	$0.20	May 23, 2013
Options	25,000	$0.20	July 31, 2013
Total	**9,958,333**		

(c) Summary of warrants outstanding.

Security	Number	Exercise Price	Expiry Date
Warrants	2,855,000	$0.30/$0.40	Aug 13, 2010
Warrants	20,000	$0.30/$0.40	Aug 13, 2010
Total	**2,875,000**		

(d) There are no escrowed or pooled shares.

Other Information

The Company's web site address is www.ggldiamond.ca. Other information relating to the Company may be found on SEDAR atw ww.sedar.com.

Forward Looking Statements

Thisd iscussion includesc ertain statements that may be deemed "forward-looking statements." All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploration activities and events or developments that the Company expects, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "advance", "expects", "plans", "anticipates", "believes", "intends", "allocated", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date thes tatements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

BY ORDER OF THE BOARD

"Raymond A. Hrkac"

Raymond A. Hrkac
President and CEO

"Nick DeMare"

Nick DeMare
Director and CFO

FORM 52-109FV2
CERTIFICATION OF INTERIM FILINGS
VENTURE ISSUER BASIC CERTIFICATE

I, **Raymond A. Hrkac, Chief Executive Officer of GGL Diamond Corp**. certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of GGL Diamond Corp. (the "issuer") for the interim period ended May 31, 2009.
2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: July 30, 2009

(signed) "*Raymond A. Hrkac*"
Chief Executive Officer
GGL Diamond Corp.

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i. controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii. a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

FORM 52-109FV2
CERTIFICATION OF INTERIM FILINGS
VENTURE ISSUER BASIC CERTIFICATE

I, **Nick DeMare, Chief Financial Officer of GGL Diamond Corp**. certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of GGL Diamond Corp. (the "issuer") for the interim period ended May 31, 2009.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: July 30, 2009

(signed) "*Nick DeMare*"
Chief Financial Officer
GGL Diamond Corp.

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i. controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii. a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

GGL DIAMOND CORP.

Details of high-grade gold occurrences now available on GGL Diamond Corp. website

Company secures key claims on PGB property

July 14, 2009

VANCOUVER, British Columbia, Canada – Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSX-V: GGL) ("GGL") is pleased to announce that the Company's website has been updated with a presentation outlining the gold potential of the Providence Greenstone Belt ("PGB") Property in Canada's Northwest Territories and the McConnell Creek Property in northern British Columbia.

Several potentially significant gold occurrences have been located on the PGB Property, located approximately 250 kilometers north of Yellowknife. The gold values associated with one showing (Area 8) have assayed up to 42.7 gpt Au (1.25 oz/ton). Another (Area 35) has returned gold values up to 27.8 gpt Au (0.81 oz/ton).

As a result of an extensive exploration program in 2008, which included mapping and prospecting for gold, and airborne geophysics, mapping, prospecting and diamond drilling of VMS base metal targets, GGL has secured tenure for its key PGB mineral claims for up to an additional eight years.

The Company is now seeking financing to fund its proposed work programs. The Company's work programs comprise a Phase 1 (air photos, geophysics, geochemistry, trenching, drilling) program estimated at $650,000 and a Phase 2 program (diamond drilling) estimated at $1.5 million.

The Providence Greenstone Belt property, covering more than 425,000 acres, includes 199 mineral claims wholly owned by GGL Diamond Corp. The Company holds a Land Use Permit valid to 2013.

In addition to securing further tenure to its PGB mineral claims, GGL has submitted an Assessment Report that advances by ten years its claims on the McConnell Creek property in northern British Columbia. The property has a known high-grade copper showing and several gold-bearing quartz zones in a branching quartz vein system several kilometers long.

The Gold Potential of the Providence Greenstone Belt, NWT and the McConnell Creek Property, BC, Canada can be viewed at: http://ggldiamond.ca/index.php?m=presentation&item=1650

The independent Qualified Persons for the Company include N.C. Carter, PhD., P.Eng., Consulting Geologist, plus Qualified Persons from the consulting firm of Aurora Geosciences Ltd. (Gary Vivian, M.Sc., P.Geol., President).

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A Hrkac, President & CEO

For further information, please call (604) 688-0546 or contact info@ggldiamond.ca

#904-675 West Hastings Street, Vancouver, BC, Canada V6B 1N2

T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | info@ggldiamond.ca | www.ggldiamond.ca

GGL DIAMOND CORP.

NOT FOR DISSEMINATION IN THE UNITED STATES
NEWS RELEASE

July 17, 2009

Non-Brokered Private Placement to raise up to $1,400,000

Vancouver, British Columbia, July 17, 2009 - Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSXV: GGL) ("GGL") announces that GGL intends to raise up to $1,400,000 by way of a non-brokered private placement. A combination of flow-through units at a price of $0.08 per unit and non-flow-through units at a price of $0.06 per unit will be sold. Each flow-through unit will consist of one flow-through common share and one half of one non-transferable non flow-through warrant. Each whole warrant will entitle the holder to purchase one non flow-through common share for one year from the closing date at $0.10 per share

Each non flow-through unit will consist of one non flow-through common share and one half of one non-transferable common share purchase warrant. Each whole warrant will entitle the holder to purchase one non flow-through common share for three years from the closing date at $0.10 per share in the first year, $0.20 per share in the second year and $0.30 per share in the third year.

If GGL's common shares trade on the TSX Venture Exchange at a closing price greater than $0.50 per share for twenty consecutive trading days at any time after four months and one day from the closing date, GGL may accelerate the expiry of the warrants by giving notice to the holders thereof, and in such case the warrants will expire on the 30th day after the date on which such notice is given. GGL may pay finder's fee to eligible finders of purchasers of units. Such fees will be paid in non flow-through common shares.

The proceeds from the sale of the units will be used for trenching, sampling and drilling of the PGB gold areas and for general corporate purposes. The proceeds from the sale of the flow-through shares will be used to incur Canadian Exploration Expense ("CEE"), as defined in the *Income Tax Act* (Canada). GGL will renounce such CEE to the subscribers effective for the 2009 tax year. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

GGL also announces that it will hold an annual and special general meeting on Wednesday, August 19, 2009 at the Terminal City Club in Vancouver. In addition to the annual business, GGL will ask for shareholder approval of a special resolution to change the company name to "GGL Resources Corp." to better reflect the variety of mineral exploration projects in which GGL has an interest.

GGL DIAMOND CORP.
"Raymond A. Hrkac"
Raymond A. Hrkac
President & CEO

For further information, please phone: (604) 688-0546 Email: info@ggldiamond.ca. For more information, please check our web site at www.ggldiamond.ca.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered in the United States Securities Act of 1933, as amended (the "US Securities Act") or any state securities laws and may not be offered or sold within the United States or to US Persons unless registered under the US Securities Act and applicable securities laws or an exemption from such registration is available.

#904-675 West Hastings Street, Vancouver, BC, Canada V6B 1N2

T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | info@ggldiamond.ca | www.ggldiamond.ca

FORM 51-102F3
Material Change Report

Item 1. **Name and Address of Company**

GGL Diamond Corp. ("GGL")
#904-675 West Hastings Street
Vancouver, BC
V6B 1N2

Item 2. **Date of Material Change**

July 17, 2009

Item 3. **News Release**

Disseminated on July 17, 2009 through Marketwire.

Item 4. **Summary of Material Change**

The Company announced that it intends to raise up to $1,400,000 by way of a non-brokered private placement through a combination of flow-through and non flow-through units. It also announced that at its annual and special general meeting to be held on August 19, 2009 it will ask for shareholder approval to change the name of the Company to "GGL Resources Corp.".

Item 5. **Full Description of Material Change**

Private Placement

Raymond A. Hrkac, President and CEO of GGL (TSXV: GGL) announced that GGL intends to raise up to $1,400,000 by way of a non-brokered private placement. A combination of flow-through units ("flow-through units") at a price of $0.08 per unit and non-flow-through units ("units") at a price of $0.06 per unit will be sold. Each flow-through unit will consist of one flow-through common share and one-half of one non-transferable non flow-through warrant. Each whole warrant will entitle the holder to purchase one non flow-through common share for one year from the closing date at $0.10 per share, subject to an Acceleration Event (as defined below).

Each unit will consist of one non flow-through common share and one-half of one non-transferable common share purchase warrant. Each whole warrant will entitle the holder to purchase one non flow-through common share for three years from the closing date at $0.10 per share in the first year, $0.20 per share in the second year and $0.30 per share in the third year, subject to an Acceleration Event.

If GGL's common shares trade on the TSX Venture Exchange at a closing price greater than $0.50 per share for twenty consecutive trading days at any time after four months and one day from the closing date, GGL may accelerate the expiry of the warrants by giving notice to the holders thereof, and in such case the warrants will expire on the 30th day after the date on which such notice is given ("Acceleration Event"). GGL may pay finder's fee to eligible finders of purchasers of units. Such fees will be paid in non flow-through common shares.

The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Annual & Special General Meeting – Change of Name

GGL also announces that it will hold an annual and special general meeting on Wednesday, August 19, 2009 at the Terminal City Club in Vancouver. In addition to the annual business, GGL will ask for shareholder approval of a special resolution to change the company name to "GGL Resources Corp." to better reflect the variety of mineral exploration projects in which GGL has an interest. The special resolution provides that the directors may act or not act on this special resolution as they deem it in the best interests of GGL.

Purpose and Business Reasons for the Private Placement

The proceeds from the sale of the units will be used for trenching, sampling and drilling of the PGB gold areas and for general exploration and corporate purposes. The proceeds from the sale of the flow-through shares will be used to incur Canadian Exploration Expense ("CEE"), as defined in the *Income Tax Act* (Canada). GGL will renounce such CEE to the subscribers effective for the 2009 tax year.

Anticipated Effect of Private Placement on GGL's Business & Affairs

The net proceeds from the private placement will provide funds to GGL to carry out its planned 2009 exploration program (as described above), and will increase GGL's working capital and issued capital.

Interested Parties – Interest & Participation in the Private Placement

To date, two associates of a director and three directors are participating in the private placement.

RAH Consulting Ltd., a company wholly owned by Raymond A. Hrkac, a director, President & CEO of GGL, as well as Mr. Hrkac's wife, Shirley Hrkac, are each participating as to 125,000 units. William Boden, William Meyer and J.

Graham Eacott, directors of the Company, are participating as to 400,000 units, 167,000 units and 167,000 units respectively.

Raymond A. Hrkac now owns directly or indirectly through RAH Consulting Ltd., a total of 1,242,352 common shares, being approximately 0.86 % of the present issued capital of GGL. He holds warrants to acquire 50,000 common shares at $0.30 per share ($0.40 per share after Aug. 13, 2009). He also owns options to purchase a total of a further 2,000,000 common shares exercisable as to 550,000 common shares until March 23, 2011 at $0.20 per share, 700,000 common shares until July 31, 2012 at $0.56 per share and 750,000 common shares until May 23, 2013 at $0.20 per share. Assuming the private placement is fully subscribed in units at $0.06 per unit, Mr. Hrkac will, on closing, own directly or indirectly 1,367,352 common shares or approximately 0.81 % of the issued capital. He will continue to own the options to acquire a further 2,000,000 common shares and will hold warrants to acquire a further 112,500 common shares. In the event of the exercise of these convertible securities, Raymond A. Hrkac would then own, directly and indirectly, a total of 3,479,852 common shares, being 2.05% of the then issued capital.

Shirley Hrkac now owns a total of 260,634 common shares, being approximately 0.18 % of the present issued capital. She holds warrants to acquire 50,000 common shares at $0.30 per share ($0.40 per share after Aug. 13, 2009). Assuming the private placement is fully subscribed in units at $0.06 per unit, Mrs. Hrkac will, on closing, own 385,634 common shares, being 0.23% of the then issued capital and warrants to acquire a further 112,500 common shares. In the event of the exercise of the warrants, Shirley Hrkac would then own a total of 498,134 common shares, being 0.3 % of the then issued capital.

William Boden owns directly or indirectly through CW Marketing Ltd., a total of 3,620,000 common shares, being approximately 2.5 % of the present issued capital of GGL. He holds warrants to acquire 100,000 common shares at $0.30 per share ($0.40 per share after Aug. 13, 2009). He also owns options to purchase a total of a further 950,000 common shares exercisable as to 250,000 common shares until May 12, 2010 at $0.20 per share, 50,000 common shares until May 12, 2011 at $0.26 per share, 300,000 common shares until July 31, 2012 at $0.56 per share and 350,000 common shares until May 23, 2013 at $0.20 per share. Assuming the private placement is fully subscribed in units at $0.06 per unit, Mr. Boden will, on closing, then own directly or indirectly a total of 4,020,000 common shares or approximately 2.39 % of the issued capital. He will continue to own the options to acquire a further 950,000 common shares and will hold warrants to acquire a further 300,000 common shares. In the event of the exercise of these convertible securities, William Boden will then own, directly and indirectly, a total of 5,270,000 common shares, being 3.11 % of the then issued capital.

William Meyer owns 103,500 common shares, being approximately 0.07 % of the present issued capital of GGL. He also owns options to purchase a total of a further 650,000 common shares exercisable as to 300,000 common shares until July 31, 2012 at $0.56 per share and 350,000 common shares until May 23, 2013 at $0.20 per share. Assuming the private placement is fully subscribed in units at $0.06 per unit, Mr. Meyer will, on closing, then own directly or indirectly a total of 270,500 common shares or approximately 0.16 % of the issued capital. He will continue to own the options to acquire a further 650,000 common shares and will hold warrants to acquire a further 83,500 common shares. In the event of the exercise of these convertible securities, Mr. Meyer will then own, directly and indirectly, a total of 1,004,000 common shares, being 0.6 % of the then issued capital.

J. Graham Eacott owns 50,000 common shares, being approximately 0.03 % of the present issued capital of GGL. He also owns options to purchase a total of a further 650,000 common shares exercisable as to 300,000 common shares until July 31, 2012 at $0.56 per share and 350,000 common shares until May 23, 2013 at $0.20 per share. Assuming the private placement is fully subscribed in units at $0.06 per unit, Mr. Eacott will, on closing, then own directly or indirectly a total of 217,000 common shares or approximately 0.13 % of the issued capital. He will continue to own the options to acquire a further 650,000 common shares and will hold warrants to acquire a further 83,500 common shares. In the event of the exercise of these convertible securities, Mr. Eacott will then own, directly and indirectly, a total of 950,500 common shares, being 0.56 % of the then issued capital.

Review and Board Approval Process

The funding of GGL's exploration projects and working capital needs were discussed by the directors of GGL from the beginning to the middle of July, 2009. The directors reviewed the possible terms for the financing, including type of security, price per security, inclusion of warrants and pricing for the warrants, taking into account the current depressed market conditions. During this discussion process, Raymond A. Hrkac, William Boden, William Meyer and J. Graham Eacott each disclosed to the other directors that they or their associates wished to participate in the private placement. On July 17, 2009, the directors approved the terms of the private placement, with each of the interested four directors abstaining from voting with respect to their participation individually or through associates. There was no material contrary view or abstention by any disinterested director as to the participation of each of the four directors or their associates to the terms of the private placement.

Formal Valuation & Exemptions

No formal valuation was required for this transaction or any prior private placement.

Raymond A. Hrkac, Shirley Hrkac, William Boden, William Meyer and J. Graham Eacott and their associates are each a "related party" for the purposes of Multilateral Instrument 61-101 ("MI 61-101"). Their participation in the private placement is considered to be a "related party transaction" within the meaning of MI 61-101 and is therefore subject to certain requirements prescribed by MI 61-101. These requirements include the issuance of a Material Change Report containing the prescribed disclosure.

Raymond A. Hrkac, RAH Consulting Ltd., Shirley Hrkac, William Boden, CW Marketing Ltd., William Meyer and J. Graham Eacott are exempt from the formal valuation and minority shareholder approval requirements with respect to the private placement because each of their participation in the private placement and the value of their subscription is not greater than 25% of GGL's market capitalization.

Regulatory Approval and Closing

The private placement is subject to acceptance by the TSX Venture Exchange and is expected to close on or about August 17, 2009.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7. Omitted Information

None

Item 8. Executive Officer

Mr. Raymond A. Hrkac, President & CEO
Phone: 604-688-0546

Item 9. Date of Report

July 27, 2009

Exemption No. 82-1209

Computershare

510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

Date: **02/07/2009**

To: All Canadian Securities Regulatory Authorities

Subject: GGL DIAMOND CORP (Amendment)

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	**Annual General and Special Meeting**
Record Date for Notice of Meeting :	10/07/2009
Record Date for Voting (if applicable) :	10/07/2009
Meeting Date :	19/08/2009
Meeting Location (if available) :	Vancouver, BC

Voting Security Details:

Description	**CUSIP Number**	**ISIN**
COMMON	361703101	CA3617031016

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for GGL DIAMOND CORP

GGL DIAMOND CORP.

NOTICE OF ANNUAL & SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual & Special General Meeting of the Shareholders ("**Meeting**") of **GGL DIAMOND CORP.** (the "**Company**") will be held in the Ferguson Room at the Terminal City Club, 837 West Hastings Street, Vancouver, BC V6C 1B6, on Wednesday, August 19, 2009, at the hour of 2:00 p.m. (Vancouver time), for the following purposes:

1. to receivea nd consider theC onsolidated Financial Statements of the Company for the financial year ended November 30, 2008, together with the reporto f the auditors thereon;
2. to appoint auditors of the Company for the ensuing year;
3. to determine the number of Directors of the Company at four;
4. to elect Directors of the Company for the ensuing year;
5. to approve, adopt and ratify the ordinaryr esolution as set out in theC ompany's Management Information Circular ("**Circular**") dated July 14, 2009 relating to the annual ratification of the 10% rolling stock option plan of the Company;
6. to approve, adopt and ratify the special resolution as set out in the Circular relating to the change of name of the Company to "GGL Resources Corp." and to alter the Notice of Articles accordingly;a nd
7. to transact such further or other business as may properly comeb efore the Meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting are the Circular, the form of proxy and the Financial Statement Request Form, as well as a return prepaid envelope for use by shareholders to send in their proxy. Financial information concerning the Company is provided in the Consolidated Financial Statements and the Management'sD iscussion & Analysiso f the Company for the financial year ended November 30, 2008, which are available online at www.sedar.com and which, upon request, will be sentw ithout charge to any security holder of the Company.

If you are a registered holder (a "Shareholder") of Common shares and are unable to attend the Meeting in person, please complete, sign, date and return the enclosed form of proxy. A proxy will not be valid unless it is deposited at the office of Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 not later than 2:00 p.m., Vancouver time, on August 17, 2009.

If you are a non-registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materialsi n accordance with the instructions provided to you by your broker or such other intermediary. If you do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the Meeting, either in person or by proxy.

BY ORDER OF THE BOARD

(signed) "*Raymond A. Hrkac*"
President& Chief Executive Officer

Vancouver, BC
July 14, 2009

GGL DIAMOND CORP.

Suite 904, 675 West Hastings Street, Vancouver, BC V6B 1N2
Telephone: (604) 688-0546 Facsimile: (604) 688-0378
www.ggldiamond.ca

MANAGEMENT INFORMATION CIRCULAR

containing information as at July 14, 2009 unless otherwise noted

SOLICITATION OF PROXIES

Solicitation of Proxies by Management

This Management Information Circular ("Circular") is being furnished in connection with the solicitation of proxies by the management of GGL Diamond Corp. (the "Company") for use at the Annual & Special General Meeting of the shareholders of the Company to be held on Wednesday, the 19th day of August, 2009 (the "Meeting") at the time and place and for the purposes set forth in the accompanying Notice of Annual & Special General Meeting ("Notice") and any adjournment thereof.

Cost and Manner of Solicitation

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone, facsimile or electronically by the directors and regular employees of the Company or other proxy solicitation services. In accordance with National Instrument 54-101, arrangements have been made to forward proxy solicitation materials to the beneficial owners of Common shares of the Company. All costs of solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxy

A shareholder entitled to vote at the Meeting may, by means of a properly executed and deposited proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders of the Company to attend and act at the Meeting for the shareholder and on the shareholder's behalf.

The individuals named in the enclosed form of proxy are the President and Secretary of the Company (the "**Management Designees**"). **A shareholder wishing to appoint some other person (who need not be a shareholder) to represent him or her at the meeting has the right to do so, either by inserting such person's name in the blank space provided in the form of proxy or by completing another proper form of proxy.** A proxy will not be valid unless the completed, dated and signed form of proxy is deposited with Computershare Investor Services Inc., not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof. Proxies may be sent to Computershare Investor Services Inc. using one of the following methods:

BY MAIL OR COURIER: Computershare Investor Services Inc.
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

OR IF YOU HAVE A CONTROL NUMBER, A HOLDER ACCOUNT NUMBER AND AN ACCESS NUMBER ON THE FACE OF THE PROXY, YOU ARE ALTERNATIVELY ABLE TO VOTE:

BY TELEPHONE: 1-866-732-8683, or

BY INTERNET: www.investorvote.com

Revocation of Proxy

A shareholder who has given a proxy may revoke it by an instrument in writing duly executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the chair of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

In addition, a proxy may be revoked by a shareholder executing another form of proxy bearing a later date and depositing the same at the offices of Computershare Investor Services Inc. within the time period and in the manner set out under the heading "**Appointment of Proxy**" above or by the shareholder personally attending the Meeting, withdrawing his or her proxy and voting the shares.

Voting of Proxies and Exercise of Discretion by Proxyholders

Unless a poll is called for or required by law, voting at the Meeting will be by a show of hands. Common shares represented by a properly completed, executed and deposited proxy will be voted on any poll and, where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the shares will be, on a poll, voted or withheld from voting in accordance with the specification so made.

IF A CHOICE WITH RESPECT TO ANY MATTER IS NOT CLEARLY SPECIFIED IN THE PROXY, THE MANAGEMENT DESIGNEES WILL VOTE THE SHARES REPRESENTED BY THE PROXY FOR EACH MATTER.

The enclosed form of proxy when properly completed, executed and deposited and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the accompanying Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the Management Designees to vote in accordance with their best judgment on such matters or business. At the date of this Circular, management knows of no such amendment, variation or other matter which may be presented to the Meeting.

Advice to Beneficial Holders of Common Shares

Only registered holders of Common shares of the Company or the persons they validly appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common shares beneficially owned by a person (a "**Non-Registered Holder**") are registered either: (i) in the name of an intermediary (an "**Intermediary**") (including banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans) that the Non-Registered Holder deals with in respect of the shares, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Distribution to NOBOs: In accordance with the requirements of the Canadian Securities Administrators and National Instrument 54-101, Communication with beneficial owners of Securities of a Reporting Issuer ("**NI-54-101**"), the Company will have caused its agent to distribute copies of the Notice of Meeting and this Circular (collectively, the "**meeting materials**") as well as a Voting Instruction Form directly to those Non-Registered Holders who have provided instructions to an Intermediary that such Non-Registered Holder does not object to the Intermediary disclosing ownership information about the beneficial owner ("**Non-Objecting Beneficial Owner**" or "**NOBO**").

These meeting materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for Voting Instruction Form enclosed with mailings to NOBOs.

The meeting materials distributed by the Company's agent to NOBOs include a Voting Instruction Form. Please carefully review the instructions on the Voting Instruction Form for completion and deposit.

Distribution to OBOs: In addition, the Company will have caused its agent to deliver copies of the meeting materials to the clearing agencies and Intermediaries for onward distribution to those Non-Registered Shareholders who have provided instructions to an Intermediary that the beneficial owner objects to the Intermediary disclosing ownership information about the beneficial owner (**"Objecting Beneficial Owner"** or **"OBO"**).

Intermediaries are required to forward the meeting materials to OBOs unless an OBO has waived his or her right to receive them. Intermediaries often use service companies such as Broadridge (formerly ADP) to forward the meeting materials to OBOs. Generally, those OBOs who have not waived the right to receive meeting materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the OBO, but which is otherwise uncompleted. This form of proxy need not be signed by the OBO. In this case, the OBO who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Investor Services Inc. in the manner set out in the proxy, with respect to the Common shares beneficially owned by such OBO, in accordance with the instructions elsewhere in this Circular; **OR**

(b) more typically, be given a voting registration form which is not signed by the Intermediary and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute authority and instructions (often called a **"proxy authorization form"**) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code or other information. In order for the form of proxy to validly constitute a proxy authorization form, the OBO must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit the OBO to direct the voting of the shares he or she beneficially owns.

Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the persons named in the form and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities

The Company's authorized share structure consists of an unlimited number of Common shares without par value. As at July 10, 2009, the Company has issued and outstanding 144,607,025 fully paid and non-assessable Common shares, each Common share carrying the right to one vote. **The Company has no other classes of voting securities.** The Common shares have attached thereto the following preferences, rights, conditions, restrictions, limitations, or prohibitions:

Voting: The holders of Common shares shall be entitled to receive notice of and attend any meeting of the shareholders and shall, in respect of each Common share held, be entitled to vote at any meeting of the shareholders of the Company and have one vote in respect of each Common share held by them.

Dividends: The holders of Common shares shall be entitled to receive, out of all profits or surplus available for dividends, any dividend declared by the Directors from time to time.

Participation in Assets on Dissolution: In the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary or on a distribution of assets when the Company has ceased to carry on business, the holders of the Common shares shall be entitled to share equally in the assets of the Company.

Unless otherwise specified, all items referred to herein which require a call for the voting of the Common shares will be by way of ordinary resolution which means a resolution passed by the shareholders of the Company by a simple majority of the votes cast in person or by proxy.

Record Date

The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed as the close of business on July 10, 2009 (the "**Record Date**"). Every Shareholder of record at the Record Date who either personally attends the Meeting or who has submitted a properly executed and deposited form of proxy in the manner and subject to the provisions described above and which has not been revoked shall be entitled to vote or to have his or her shares voted at the Meeting or any adjournment thereof.

Principal Holders

To the knowledge of the directors and senior officers of the Company, as at July 10, 2009, no persons or companies beneficially owned, directly or indirectly, or exercised control or direction over shares carrying more than 10% of the voting rights attached to all outstanding Common shares of the Company.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate or any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Officers of the Company

For the purposes of this Circular:

(a) "**CEO**" of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity during the most recently completed financial year;

(b) "**CFO**" of the Company means each individual who served as Chief Financial Officer of the Company or acted in a similar capacity during the most recently completed financial year;

(c) "**executive officer**" of the Company means an individual who is the Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, an officer of the Company or any of its subsidiaries who performed a policy-making function in respect of the Company, or any other individual who performed a policy-making function in respect of the Company;

(d) "**LTIP**" or "**Long Term Incentive Plan**" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include options or stock appreciation right plans or plans for compensation through restricted shares or restricted share units;

(e) "**Named Executive Officers**" means:
(i) each CEO;
(ii) each CFO;
(iii) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and
(iv) any additional individuals who would have been included under paragraph (iii) were it not for the fact that the individual was not serving as an officer of the Company at the end of the most recently completed financial year; and

(f) "**SARs**" or "**Stock Appreciation Right**" means any right granted by the Company as compensation for services rendered, to receive a payment of cash or issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

Summary of Compensation

The following table sets forth all compensation paid by the Company for the financial years ended November 30, 2008, 2007 and 2006 in respect of the individuals who were, at November 30, 2008, the Chief Executive Officer and Chief Financial Officer of the Company (the "**Named Executive Officers**"). There were no other persons serving as executive officers of the Company as at November 30, 2008 whose salary and bonus exceeded $150,000.

Summary Compensation Table

		Annual Compensation			Long Term Compensation			All Other Compensation
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
RAYMOND A. HRKAC *President & CEO*	20081	45,000(1)	N/A	250(2)	750,000(3)	N/A	N/A	N/A
	2007	120,000(1)	N/A	32,250(2)	700,000(3)	N/A	N/A	N/A
	2006	108,000(1)	N/A	N/A	550,000(3)	N/A	N/A	N/A
NICK DEMARE *CFO & Secretary*	2008	N/A	N/A	(525)(2)	450,000(4)	N/A	N/A	N/A
	2007	N/A	N/A	9,000(2)	450,000(4)	N/A	N/A	N/A
	2006	N/A	N/A	N/A	130,000(4)	N/A	N/A	N/A

Notes:

(1) The Company was billed by RAH Consulting Ltd., a company wholly owned by Raymond A. Hrkac, for Mr. Hrkac's services pursuant to Services Agreements. As at November 30, 2008, $75,830 of the 2008 salary had not been paid and was included in the Company's accounts payable. See "**Termination of Employment, Change in Responsibilities and Employment Contracts**" below.

(2) Represents the aggregate dollar value of the difference between the exercise price of stock options which were exercised in the financial years ended November 30, 2008 and 2007 and the market price on the date of exercise.

(3) Stock Options granted to Mr. Hrkac under the Company's Stock Option Plan. See Note (2) under "**Exercise of Stock Options/Aggregate Year End Value**" below for particulars of the grant of stock options to Raymond A. Hrkac.

(4) Stock options granted to Mr. DeMare under the Company's Stock Option Plan. See Note (5) under "**Exercise of Stock Options/Aggregate Year End Value**" below for particulars of the grant of stock options to Nick DeMare.

Long Term Incentive Plan Awards

The Company does not have a long term incentive plan for the Named Executive Officers.

Grant of Stock Options/SARs

The following table sets forth particulars of stock options granted by the Company to the Named Executive Officers during the financial year ended November 30, 2008.

Option/SAR Grants During the Financial Year Ended November 30, 2008

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
RAYMOND A. HRKAC *President & CEO*	750,000	23.13%	$0.20	$0.19	May 23, 2013
NICK DEMARE *CFO & Secretary*	450,000	13.88%	$0.20	$0.19	May 23, 2013

The foregoing stock options were granted by the Board of Directors ("**Board**") under the Company's Stock Option Plan based upon the recommendations of the Compensation Committee. The stock options were granted under the policies of the TSX Venture Exchange and the exercise price of the stock options was not permitted to be lower than the closing price of the common shares of the Company at the time of grant, less a maximum 25% discount. Under the terms of the Stock Option Plan, the stock options will terminate 90 days after the optionee ceases to be a director, senior officer or employee of the Company, except by reason of the death of the optionee, in which case the optionee's personal representative may exercise the stock options by the earlier of one year following the date of death or the expiry date of the stock option. See "**Annual Ratification of Stock Option Plan**" below for a description of the Stock Option Plan.

Exercise of Stock Options/Aggregate Year End Value

The following table sets forth particulars of stock options exercised during the financial year ended November 30, 2008, and the financial year end value of unexercised stock options on an aggregate basis held by the Named Executive Officers as at November 30, 2008.

Aggregated Option/SAR Exercises During the Financial Year Ended November 30, 2008 And Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in the Money-Options/SARs at FY-End ($) Exercisable/Unexercisable
RAYMOND A. HRKAC *President & CEO*	100,000	250(1)	2,430,000(2) (Exercisable)	N/A(3)
NICK DEMARE *CFO & Secretary*	35,000(4)	(525)(1)	1,140,000(5) (Exercisable)	N/A(3)

Notes:

(1) Represents the difference between the exercise price and the market price on the date of exercise.

(2) Particulars of stock options outstanding as at November 30, 2008 granted to Raymond A. Hrkac:
- (a) 100,000 Common shares at $0.50 per share exercisable until January 15, 2009 (expired unexercised);
- (b) 330,000 Common shares at $0.50 per share exercisable until March 19, 2009 (expired unexercised);
- (c) 550,000 Common shares at $0.20 per share exercisable until March 23, 2011;
- (d) 700,000 Common shares at $0.56 per share exercisable until July 31, 2012; and
- (e) 750,000 Common shares at $0.20 per share exercisable until May 23, 2013.

(3) Based on the closing price of $0.03 for the shares of the Company on the TSX Venture Exchange Inc. on November 28, 2008, in the aggregate the stock options were not in-the-money.

(4) Includes stock options exercised by Chase Management Ltd., Mr. DeMare's personal holding company.

(5) Particulars of stock options outstanding as at November 30, 2008 granted to Nick DeMare or his personal holding company, Chase Management Ltd.:
- (a) 60,000 Common shares (Nick DeMare as to 30,000 and Chase Management Ltd. as to 30,000) at $0.50 per share exercisable until January 15, 2009 (expired unexercised);
- (b) 50,000 Common shares at $0.20 per share exercisable until May 12, 2010;
- (c) 25,000 Common shares at $0.20 per share exercisable until March 23, 2011;
- (d) 105,000 Common shares at $0.26 per share exercisable until May 12, 2011;
- (e) 450,000 Common shares at $0.56 per share exercisable until July 31, 2012; and
- (f) 450,000 Common shares at $0.20 per share exercisable until May 23, 2013.

Defined Benefit or Actuarial Plan Disclosure

The Company and its subsidiaries do not have any defined benefit or actuarial plans for the Named Executive Officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

By a Services Agreement dated March 1, 2001, the Company engaged the services of Raymond A. Hrkac as President and CEO and to provide geological services to the Company. In the fiscal year ended November 30, 2005 and up to March 31, 2006, Mr. Hrkac billed the Company at a rate of $6,000 per month plus a per diem rate of $500 per day for geological services, based on the recommendations of the Compensation Committee and approved by the Board. By a Services Agreement dated April 1, 2006 which superseded the March 1, 2001 Services Agreement, Mr. Hrkac billed the Company $10,000 per month for the remaining eight months of the financial year ended November 30, 2006 and for the 12 months in the financial year ended November 30, 2007. The Services Agreement dated April 1, 2006 provided that in the event of a significant change in the affairs of the Company such as a takeover bid, change of control of the Company, the sale, exchange or other disposition of a majority of the outstanding common shares of the Company, the merger or amalgamation or other corporate restructuring of the Company in a transaction or series of transactions in which the Company's shareholders receive less than 51% of the outstanding common shares of the new or continuing corporation

("**Significant Change**"), then at the option of Mr. Hrkac exercisable at any time within 180 days after the date of the Significant Change, Mr. Hrkac may elect to continue to be employed by the Company or give notice of termination in which event, the Company shall pay to Mr. Hrkac an amount equal to three times the annual payment then in effect.

By a Services Agreement dated effective February 1, 2008 among the Company, Raymond A. Hrkac and RAH Consulting Ltd. ("**RAH**"), which superseded the April 1, 2006 Services Agreement, the Company engaged the services of Raymond A. Hrkac as President and CEO and the services of RAH, a wholly owned personal holding company of Raymond A. Hrkac, to provide management and geological consulting services previously provided by Mr. Hrkac to the Company. The Services Agreement dated February 1, 2008 provides for consulting fees at the rate of $12,500 per month payable to RAH and includes the same terms and conditions as to the continued service of RAH or Mr. Hrkac in the event of a Significant Change as in the Services Agreement dated April 1, 2006. As at November 30, 2008, $75,830 of the $145,000 billed by RAH to the Company had not been paid and was included in the Company's accounts payable.

There were no payments to Nick DeMare, Secretary and CFO of the Company for his services in the financial years ended November 30, 2006, 2007 and 2008.

The criteria used to determine the amount payable to the Named Executive Officers of the Company was based on industry standards and the Company's financial circumstances and was accepted by the Board based on recommendations of the Compensation Committee.

Except as set out above, the Company has no plan or arrangement with the Named Executive Officers to compensate them in the event of:

(a) the resignation, retirement or any other termination of the Named Executive Officers' employment with the Company;

(b) a change of control of the Company; or

(c) a change in the Named Executive Officers' responsibilities following a change of control,

where, in respect of the Named Executive Officers, the value of such compensation exceeds $100,000.

Compensation of Directors

During the financial year ended November 30, 2008, the Company paid no cash compensation to directors of the Company, other than the Named Executive Officer (the "**Other Directors**"). The following table sets forth particulars of stock options granted by the Company to the Other Directors during the financial year ended November 30, 2008:

Name of Director	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiry Date
WILLIAM MEYER	350,000	10.79%	$0.20	$0.19	May 23, 2013
WILLIAM J. BODEN	350,000	10.79%	$0.20	$0.19	May 23, 2013
J. GRAHAM EACOTT	350,000	10.79%	$0.20	$0.19	May 23, 2013

The foregoing stock options were granted by the Board under the Company's Stock Option Plan based on the recommendations of the Compensation Committee. The stock options were granted under the policies of the TSX Venture Exchange and the exercise price of the stock options was not permitted to be lower than the closing price of the common shares of the Company at the time of grant, less a maximum 25% discount. Under the Stock Option Plan, the stock options will terminate 90 days after the optionee ceases to be a director, senior office or employee of the Company, except by reason of the death of the optionee, in which case the optionee's personal representative may exercise the options by the earlier of one year following the date of death or the expiry date of the stock option.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of the Company's compensation plans under which equity securities of the Company are authorized for issuance at November 30, 2008.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders[(1)]	11,023,333	$0.35	3,437,369
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	11,023,333		3,437,369

Note:

(1) The Company's current Stock Option Plan was adopted by the Board on January 18, 2006 and approved by the shareholders at the 2006 annual general meeting and then ratified by the shareholders at the 2007 and 2008 annual general meetings. The maximum number of Common shares reserved for issuance thereunder is 10% of the issued and outstanding Common shares of the Company on a rolling basis. See "**Annual Ratification of Stock Option Plan**" below for a summary of the material terms of the Stock Option Plan.

The Company has no other form of compensation plan under which equity securities of the Company are authorized for issuance to employees or non-employees in exchange for consideration in the form of goods or services.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OFFICERS

During the financial year ended November 30, 2008, no director, executive officer, officer, proposed management nominee for election as a director of the Company nor any of their respective associates or affiliates, is, or has been at any time since the beginning of the last completed financial year, indebted to the Company or any subsidiary, nor has any such person been indebted to any other entity where such indebtedness is a subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Company.

MANAGEMENT CONTRACTS

Management functions of the Company or any subsidiary of the Company are not performed by a person other than the directors or executive officers of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Circular, "**informed person**" means:

(a) a director or executive officer of the Company;

(b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company,

other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d) the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

Other than as set out in this Circular or in the Company's Information Circular dated April 14, 2008, no informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries, except as follows:

Private Placement - December 21, 2007

On December 21, 2007, the Company issued by way of a private placement a total of 16,058,000 Flow-Through Shares at $0.25 per Flow-Through Share for gross proceeds of $4,014,500. Of the total of 35 subscribers, one was an insider of the Company namely Nick DeMare, director, Secretary and CFO of the Company who participated in the private placement as to 50,000 Flow-Through Shares.

Private Placement – August 13 and 18, 2008

Between August 13 and 18, 2008, the Company raised a total of $1,090,000 by way of a private placement of a total of 2,875,000 non flow-through units at $0.20 per unit and 2,060,000 Flow-Through Shares at $0.25 per Flow-Through Share. One non flow-through unit consisted of one common share and one non-transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at $0.30 per share in the first year and at $0.40 per share in the second year. Three insiders and an associate of an insider participated in the private placement as follows:

Name of Insider	Relationship	Number of Flow-Through Shares	Number of Units	Closing Date
WILLIAM J. BODEN	Director	720,000	100,000	August 13, 2008
RAYMOND A. HRKAC	Director, President & CEO	N/A	50,000	August 13, 2008
NICK DEMARE	Director, Secretary & CFO	100,000	N/A	August 18, 2008
DNG CAPITAL CORP.	Associate of Nick DeMare, Director, Secretary & CFO	N/A	20,000	August 18, 2008

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

Multilateral Instrument 52-110 of the Canadian Securities Administrators (**"MI 52-110"**) requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditors.

The Company's Audit Committee is governed by an Audit Committee Charter, a copy of which is available online at www.sedar.com attached as Schedule A to the Company's Management Information Circular dated March 23, 2005.

The Company's Audit Committee is comprised of three directors, William J. Boden (Chair), Nick DeMare and J. Graham Eacott. As defined in MI 52-110, two directors are "independent" and one is not "independent". Each Audit Committee member possesses education or experience that is relevant for the performance of their responsibilities as Audit Committee members as follows: William J. Boden is a Chartered Accountant with over 30 years experience as manager in risk capital investments. He is the founder and president of CW Funds Group of companies which are affiliated with Ventures West

Management Inc., one of the largest venture capital firms in Canada. Within the CW Funds Group, Mr. Boden has structured and raised financings totalling over $130 million. He is currently a director of two private companies as well as Panoro Minerals Ltd. (TSXV). Prior to joining the Ventures West Group in 1979, Mr. Boden was a manager with Coopers & Lybrand, secretary/treasurer of Whitehorse Copper Mines Ltd. and treasurer of Bethlehem Copper Corp., both producing mining companies listed on the TSX. Nick DeMare is a Chartered Accountant and through his company, Chase Management Ltd., provides management, administrative and accounting services to public companies. Until forming his own company in 1986, he spent a number of years working in various senior capacities with Coopers & Lybrand. J. Graham Eacott is an independent financial and corporate advisor to the minerals industry. He has over 40 years of diversified international experience in the mining industry including investor relations and corporate communications; private placement financings; financial analysis; corporate governance and compliance; business development; operations; consulting engineering; and company management. Prior to retiring in 2007, Mr. Eacott was Vice-President of Investor Relations for several junior and mid-tier gold and base metal companies. Mr. Eacott spent four years in the investment industry as a base metals analyst with Scotia Capital, Merrill Lynch and Maison Placements in Toronto.

Since the commencement of the Company's most recently completed financial year, the Company's Board has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Since the effective date of MI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditors, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditors in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

The Audit Committee must pre-approve any engagement of the external auditors for any non-audit services to the Company in accordance with applicable law and policies and procedures to be approved by the Board. The engagement of non-audit services will be considered by the Company's Board on a case by case basis.

In the following table, "**audit fees**" are fees billed by the Company's external auditors for services provided in auditing the Company's annual financial statements for the subject year. "**Audit-related fees**" are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. "**Tax fees**" are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning. "**All other fees**" are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	**Audit Fees**	**Audit Related Fees**	**Tax Fees[(1)]**	**All Other Fees**
November 30, 2008	$39,950	Nil	$2,650	N/A
November 30, 2007	$35,172	Nil	$3,205	N/A

Note:

(1) Fees related to the preparation of the Company's T2 corporate income tax return and the General Index of Financial Information required by CCRA.

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a Venture Issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101- Disclosure of Corporate Governance Practices (**"NI 58-101"**) requires issuers to disclose their governance practices in accordance with that instrument. The Company is a "venture issuer" within the meaning of NI 58-101. A discussion of the Company's governance practices within the context of NI 58-101 is set out below.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	**OUR CORPORATE GOVERNANCE PRACTICES**
1. Board of Directors	
a) Disclose the identity of directors who are independent.	a) The Company has three independent directors, namely: William Meyer, William J. Boden and J. Graham Eacott.
b) Disclose the identity of directors who are not independent, and describe the basis of that determination.	b) The Company has two directors who are not independent because they are executive officers of the Company, namely: Raymond A. Hrkac, President & CEO and Nick DeMare, Secretary & CFO.
2. Directorship If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	The following directors are presently also directors of other reporting issuers as listed: • Raymond A. Hrkac: Nil • Nick DeMare: Aguila American Resources Ltd. (TSXV), Andean American Mining Corp. (TSXV), Astral Mining Corporation (TSXV), Atlas Minerals Inc. (TSXV), Ausex Capital Corp. (TSXV), Enterprise Oilfield Group, Inc. (TSX), GeoPetro Resources Company (TSX), Golden Peaks Resources Ltd. (TSX), Halo Resources Ltd. (TSXV), Hansa Resources Limited (TSXV), Kola Mining Corporation (TSXV), Lariat Energy Ltd. (TSXV), Lumex Capital Corp. (TSXV), Mawson Resources Ltd. (TSX), Mirasol Resources Ltd. (TSXV), Rochester Resources Ltd. (TSXV), Salazar Resources Limited (TSXV), Sinchao Metals Corp. (TSXV), Tinka Resources Limited (TSXV), Tumi Resources Limited (TSXV) and Valor Ventures Inc. (TSXV). • William Meyer: Minco Base Metals Corporation (not listed) and Minco Silver Corporation (TSX). • William J. Boden: Panoro Minerals Ltd. (TSXV) • J. Graham Eacott: Module Resources Incorporated (NEX)

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
3. Orientation and Continuing Education	
Describe what steps, if any, the Board takes to orient new directors and describe any measures the Board takes to provide continuing education for directors.	The CEO and/or the CFO are responsible for providing an orientation for new directors. Director orientation and on-going training will include presentations by senior management to familiarize directors with the Company's strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its principal officers and its internal and independent auditors.
4. Ethical Business Conduct	
Disclose what steps, if any, the Board takes to encourage and promote a culture of ethical business conduct.	The Company does not have a written code of ethical business conduct for its directors, officers and employees. Each director, officer and employee is expected to comply with relevant corporate and securities laws and, where applicable, the terms of their employment agreements. In addition, each director, officer and employee is expected to comply with the Company's *Corporate Disclosure Policy*, *Insider Trading Policy* and *Whistle Blower Policy*.
5. Nomination of Directors	
Disclose what steps, if any are taken to identify new candidates for Board nomination, including:	
(a) who identifies new candidates, and	(a) When a Board vacancy occurs or is contemplated, any director may make recommendations to the Board as to qualified individuals for nomination to the Board. On May 23, 2008, the Board appointed a Nominating Committee with its role being to locate qualified persons to act as independent directors.
(b) the process of identifying new candidates	(b) In identifying new candidates, the Nominating Committee and the Board will take into account the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the Company at that time.
6. Compensation	
Describe what steps, if any, are taken to determine compensation for the Company's directors and CEO including:	
(a) who determines the compensation, and	(a) The Company's Compensation Committee reviews the compensation of the directors and executive officers. The Compensation Committee also administers the Company's stock option plan.
(b) the process of determining compensation	(b) The Compensation Committee reviews and makes

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
	recommendations to the Board regarding the granting of stock options to directors and executive officers of the Company as well as compensation for executive officers and directors' fees, if any, from time to time. Executive officers and directors may be compensated in cash and/or equity for their expert advice and contribution towards the success of the Company. The form and amount of such compensation will be evaluated by the Compensation Committee, which will be guided by the following goals: (i) compensation should be commensurate with the time spent by executive officers and directors in meeting their obligations and reflective of the compensation paid by companies similar in size and business to the Company; and (ii) the structure of the compensation should be simple, transparent and easy for shareholders to understand. Shareholders will be given the opportunity to vote on all new or substantially revised equity compensation plans for directors as required by regulatory policies.
7. Other Board Committees	
If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board has no other standing committees.
8. Assessments	
Disclose what steps, if any, that the Board takes to satisfy itself that the Board, its committees, and its individual directors are performing effectively.	Assessments are not regularly conducted for the Board, committees, or individual directors. The assessment of the performance of the Board is determined by the Board and the Chairman of the Board based on the expertise, contributions and participation of individual directors in meetings of the Board and its committees.

PARTICULARS OF MATTERS TO BE ACTED UPON

RECEIPT OF FINANCIAL STATEMENTS

The Consolidated Financial Statements of the Company for the financial year ended November 30, 2008 and the accompanying auditors' report thereon will be presented at the Meeting. A copy has been mailed to shareholders who have requested them and is also available online at www.sedar.com.

APPOINTMENT OF AUDITORS

The shareholders of the Company will be asked to vote for the appointment of D+H Group LLP, Chartered Accountants, as auditors of the Company for the ensuing year. **Unless such authority is withheld, the Management Designees, if named as proxy, intend to vote the Common shares represented by any such proxy in favour of a resolution appointing D+H Group LLP, Chartered Accountants, as auditors for the Company for the ensuing year,** to hold office until the close of the next annual general meeting of shareholders or until the firm of D+H Group LLP, Chartered

Accountants, is removed from office or resigns. D+H Group LLP, Chartered Accountants, were appointed auditors for the Company on November 21, 2006.

DETERMINATION OF THE NUMBER OF DIRECTORS

The shareholders of the Company will be asked to determine the number of directors at four. **Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of this ordinary resolution.** See "**General**" below.

ELECTION OF DIRECTORS

The Board presently consists of five directors and it is intended to elect four directors for the ensuing year.

The term of office of each of the present five directors expires at the Meeting. **The four persons named below will be presented for election at the Meeting as management's nominees and unless such authority is withheld, the Management Designees intend to vote for the election of these nominees.** Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the *Business Corporations Act* (British Columbia). No class of shareholders has the right to elect a specified number of directors or to cumulate their vote for directors.

As at the date hereof, the members of the Audit Committee are William J. Boden (Chair), Nick DeMare and J. Graham Eacott. The Company has also appointed a Compensation Committee which as at the date hereof consists of J. Graham Eacott (Chair), Nick DeMare, and William Boden and a Nominating Committee which consists of William J. Boden, William Meyer and J. Graham Eacott. The Company does not have an Executive Committee of its Board.

The following table sets out the names of the nominees for election as directors, the province and country in which each is ordinarily resident, all offices of the Company now held by each of them, their present principal occupation or employment, the period of time for which each has been a director of the Company, and the number of Common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at July 10, 2009.

Name, Present Office and Province and Country of Residence[1]	**Present Principal Occupation or Employment**[1]	**Date First Appointed as a Director**	**No. of Common Shares Beneficially Held or Controlled** [1][2][3]
RAYMOND A. HRKAC *Director, President & CEO* *British Columbia, Canada*	Geologist; President and Chief Executive Officer of the Company	June 17, 1981	1,242,352[4]
NICK DEMARE *Director, Secretary & CFO* *British Columbia, Canada*	Chartered Accountant; President, Chase Management Ltd. (management, administration and accounting services to public companies); director of numerous public companies	May 4, 1989	144,000[5]
WILLIAM MEYER *Director* *British Columbia, Canada*	Retired Geologist	May 26, 1994	103,500
J. GRAHAM EACOTT *Director* *British Columbia, Canada*	Retired Mining Executive; Corporate and Financial Advisor; Director, Module Resources Incorporated (NEX)	July 31, 2007	50,000

Notes:

(1) The information as to municipality of residence, present principal occupation or employment, and the number of Common shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2) None of the nominees and their associates or affiliates beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares.

(3) In addition, as at July 10, 2009, the nominees hold the following stock options to purchase Common shares of the Company:

Option Holder	Number of Shares	Exercise Price	Expiry Date
Raymond A. Hrkac	550,000	$0.20	March 23, 2011
	700,000	$0.56	July 31, 2012
	750,000	$0.20	May 23, 2013
Nick DeMare (including his holding company, Chase Management Ltd.)	50,000	$0.20	May 12, 2010
	25,000	$0.20	March 23, 2011
	105,000	$0.26	May 12, 2011
	450,000	$0.56	July 31, 2012
	450,000	$0.20	May 23, 2013
William Meyer	300,000	$0.56	July 31, 2012
	350,000	$0.20	May 23, 2013
J. Graham Eacott	300,000	$0.56	July 31, 2012
	350,000	$0.20	May 23, 2013

(4) Certain of these shares are held in the name of RAH Consulting Ltd., a personal holding company of Raymond A. Hrkac.

(5) Certain of these shares are held by Chase Management Ltd. and DNG Capital Corp., personal holding companies wholly owned by Nick DeMare.

Cease Trade Orders or Bankruptcies

To the best knowledge of the management of the Company, no proposed director of the Company

(a) is, as at the date of the Circular, or has been, within 10 years before the date of the Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,

(i) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or;

(ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b) is, as at the date of the Circular, or has been within 10 years before the date of the Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c) has, within the 10 years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

ANNUAL RATIFICATION OF STOCK OPTION PLAN

On January 18, 2006, the Board adopted a "rolling" stock option plan under which there is a fixed maximum percentage available for the grant of stock options equal to 10% of the issued and outstanding Common shares in the capital of the Company at the time of any grant of the stock option (the "**Plan**"). Under the Plan, based on the issued capital of the Company as of July 10, 2009, the Company would have available for the grant of stock options up to 14,460,702 Common shares, being 10% of the issued capital of the Company. This number increases as the issued capital of the Company increases. Of these 14,460,702 shares, 9,958,333 Common shares are reserved for outstanding stock options as at July 10,

2009. The Plan was accepted for filing by the TSX Venture Exchange on February 10, 2006 and was approved by the shareholders of the Company at the 2006 annual general meeting and then ratified by the shareholders at the 2007 and 2008 annual general meetings. The policies of the TSX Venture Exchange require annual ratification of "rolling" stock option plans by the shareholders of the Company.

Purpose of the Plan

The purpose of the Plan is to provide directors, officers, employees, consultants and service providers of the Company and its subsidiaries with a proprietary interest in the Company through the grant of options to purchase Common shares of the Company. By the grant of such options, the Company intends to increase the interest in the Company's welfare of those directors, officers, employees, consultants and service providers who share the responsibility for the management, growth and protection of the business of the Company, to furnish an incentive to such persons to continue their services for the Company and to provide a means through and by which the Company may attract capable persons to join the Board and management of the Company and to be employed by the Company.

General Description/Exchange Policies

The Plan is administered by the Compensation Committee (the "**Committee**") appointed for such purpose by the Board. A copy of the Plan is available online at www.sedar.com.

The following is a brief description of the principal terms of the Plan, which description is qualified in its entirety by the terms of the Plan:

1. The maximum number of Common shares of the Company that may be reserved for issuance of stock options granted under the Plan shall not exceed 10% of the issued capital of the Company as of the date of grant of any stock option under the Plan.

2. The exercise price of the stock options, as determined by the Board or the Committee in its sole discretion, shall not be less than the minimum price permitted by the policies of the TSX Venture Exchange. The current policies of the TSX Venture Exchange provide that the exercise price for stock options must not be less than the greater of \$0.10 and the last closing price of the Company's shares before the date of grant, less a maximum discount of 25% where the closing price was up to \$0.50, 20% where the closing price was \$0.51 to \$2.00 and 15% where the closing price was above \$2.00, subject to adjustment in the event of a recent share consolidation or announcement of material information.

3. The granting of stock options under the Plan is restricted as follows:

   (a) the aggregate number of Common shares that may be reserved for issuance for a stock option to any one individual in a 12 month period may not exceed 5% of the issued shares of the Company at the time of grant of the stock option;

   (b) the number of options granted to a consultant in a 12 month period must not exceed 2% of the issued Common shares of the Company at the time of grant of the stock option; and

   (c) the aggregate number of options granted to employees involved in investor relations activities must not exceed 2% of the issued Common shares of the Company in any 12 month period, at the time of grant of the stock option. Options issued to consultants performing investor relations activities must vest in stages over 12 months with no more than 1/4 of the options vesting in any three month period.

4. The term for exercise of stock options for listed companies is a maximum of ten years from the date of grant provided that in the event of the optionee's death, the exercise period shall not exceed the lesser of one year from the date of the optionee's death and the expiry date of the stock option. In addition, stock options may only be exercised until the earlier of the expiry date and a reasonable period of time after the optionee ceases to be a qualified optionee, except in the case of persons providing investor relations activities to the Company where it is limited to the earlier of the expiry date and a period of not more than 30 days after such optionee ceases to be a qualified optionee.

5. All options shall be non-assignable and non-transferable except as between an optionee and a wholly owned personal corporation, with the consent of the TSX Venture Exchange.

6. A "disinterested shareholder vote" is required to approve the decrease in the exercise price of stock options previously granted to insiders prior to exercise of such repriced stock options, or to approve the grant to insiders, within a 12 month period, of a number of options exceeding 10% of the issued Common shares of the Company.

Shareholder Approval

The shareholders of the Company will be asked to consider and, if thought appropriate, to approve and adopt an ordinary resolution in substantially the following form:

"RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1. the 10% rolling Stock Option Plan adopted by the Company on January 18, 2006 be and is hereby approved, ratified and confirmed;

2. the Company's directors be and they are hereby authorized until the date of the next annual general meeting to grant stock options pursuant to the terms and conditions of the Stock Option Plan entitling the holders to purchase such number of Common shares as is equal to up to a maximum of 10% of the issued and outstanding Common shares of the Company determined at the time of each grant of stock options;

3. the granting of stock options to insiders of the Company under the Stock Option Plan be and it is hereby approved; and

4. any director or officer of the Company be and is hereby authorized, for or on behalf of the Company, to execute and deliver all documents and instruments and to take such other actions as such director or officer may determine to be necessary or desirable to implement this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions."

Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of this ordinary resolution. Under the policies of the Exchange, shareholder approval will be requested by way of ordinary resolution. See "**General**" below. If the Plan is not approved by the shareholders, the Company will not be in a position to offer increased incentives to its directors, officers, employees and independent consultants.

CHANGE OF NAME

Management of the Company is recommending to the shareholders that the name of the Company be changed from "GGL Diamond Corp." to "GGL Resources Corp." to better reflect the variety of the type of mineral exploration properties in which the Company has an interest. Accordingly, the shareholders will be requested to pass the following special resolution:

"RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1. the name of the Company be changed from "GGL Diamond Corp." to "GGL Resources Corp." or such variation thereof as approved by the directors of the Company;

2. any director or officer of the Company be and is hereby authorized and directed for and on behalf and in the name of the Company to execute and deliver a Notice of Alteration to the Notice of Articles any supporting documentation required for the purpose of giving effect to the change of name;

3. it is a condition of this special resolution that the alterations referred to herein become effective upon the filing of the Notice of Alteration to the Notice of Articles with the BC Registrar of Companies; and

4. the directors may decide not to act upon this special resolution even if passed by the shareholders at the Meeting if they deem it in the best interests of the Company."

OTHER BUSINESS

Management of the Company knows of no matter to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. **However, if any other matters properly come before the Meeting, it is the intention of the Management Designees to vote the same in accordance with their best judgment of such matters.**

GENERAL

Unless otherwise directed, it is Management's intention to vote proxies in favour of the resolutions set forth herein. All ordinary resolutions require, for the passing of the same, a majority of the greater than 50% of the votes cast at the Meeting by the holders of Common shares who vote in respect of such ordinary resolution. The special resolution requires, for the passing of the same, approval by a two-thirds majority of the votes cast by those Shareholders who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such resolution.

ADDITIONAL INFORMATION

Additional information concerning the Company is available online at www.sedar.com. Financial information concerning the Company is provided in the Company's Consolidated Financial Statements and Management's Discussion & Analysis for the financial year ended November 30, 2008.

Shareholders wishing to obtain a copy of such Consolidated Financial Statements and Management's Discussion & Analysis may contact the Company as follows:

GGL Diamond Corp.
904 - 675 West Hastings Street
Vancouver, BC V6B 1N2
Telephone: 604.688.0546 Fax: 604.688.0378
www.ggldiamond.ca

DIRECTORS' APPROVAL

The contents of this Circular and its distribution to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD

(signed) "*Raymond A. Hrkac*"
President & Chief Executive Officer

Vancouver, BC
July 14, 2009

GGL DIAMOND CORP.

Exemption No. 82-1209

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual and Special General Meeting to be held on August 19, 2009

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then any one of those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by Computershare by 2:00 p.m., Vancouver time, on Monday, August 17, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

19JN09051.E.SEDAR/000001/000001/i

Appointment of Proxyholder

I/We, being holder(s) of GGL Diamond Corp. hereby appoint(s): Raymond A. Hrkac, President & CEO, or failing him, Nick DeMare, CFO & Secretary ("Management Designees")

OR

Print the name of the person you are appointing if this person is someone other than the Management Designees.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder(s) in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special General Meeting of shareholders of GGL Diamond Corp. to be held at the Terminal City Club, Ferguson Room, 837 West Hastings Street, Vancouver, BC V6C 1B6 on August 19, 2009 at 2:00 p.m. Vancouver time and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Determine the Number of Directors To determine the number of Directors at four.	☐	☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Raymond A. Hrkac	☐	☐	02. Nick DeMare	☐	☐	03. William Meyer	☐	☐
04. J. Graham Eacott	☐	☐						

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	For	Withhold
3. Appointment of Auditors Appointment of D & H Group LLP as Auditors of the Company for the ensuing year.	☐	☐

	For	Against
4. Annual Ratification of Stock Option Plan Approval of the ordinary resolution as set out in the Circular relating to the annual ratification of the Company's 10% rolling stock option plan.	☐	☐

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	For	Against
5. Change of Name Approval of the special resolution as set out in the Circular relating to the change of name of the Company to "GGL Resources Corp." and the alteration of the Notice of Articles accordingly.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

0 7 0 4 3 6 A R 0 G G L Q

FINANCIAL STATEMENT REQUEST FORM

TO: GGL DIAMOND CORP.

I, the undersigned hereby certify that I am the owner of securities (other than debt instruments) of GGL Diamond Corp. (the "Company") and request that my name be placed on the Company's Mailing List in respect of its quarterly and/or annual financial statements for the ensuing financial year.*

Tick one or both of the following options:

Annual Financial Statements & MD&A _______

Quarterly Financial Statements & MD&A _____

You will not receive any financial statements for the ensuing financial year ifyo u do not complete and return this form.

Name: ________________________________

Address: ______________________________

____

City/Prov/State/Postal/Zip Code: ________________________________

Preferred Method of Communication:

Email: ___________ or Mail: __________

Email Address: ___________________________

Signature: _________________________ Date: _____________________

***Copies of previously issued and current annual and quarterly financial statementsa nd related MD&A are available to the public on the SEDAR website at www.sedar.com.**

GGL Diamond Corp. will use the information collected solely for the purpose ofm ailing such financial statements to you and will treat your signature on this form as your consent to the above.

Please mail or fax this form to:

GGL Diamond Corp.
904 - 675 West Hastings Street
Vancouver, BC V6B 1N2
Fax: (604) 688-0378